
03022811

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great-West Lifeco Inc.

*CURRENT ADDRESS 100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34728 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT: 5/15/03

Consistent Performance Over Time

GREAT-WEST
LIFECO INC.

GREAT-WEST

LIFECO INC.

ANNUAL

REPORT

2001

Table of Contents

Forward-Looking Statements

This annual report may contain forward-looking statements. Please see the note on page 17 for more information on these statements.

Corporate Profile

Great-West Lifeco Inc. is a financial services holding company with interests in the life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada and the United States.

Lifeco and its companies have more than $98 billion in assets under administration. Its major subsidiaries are The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity Insurance Company (GWL&A) in the United States. Lifeco is a member of the Power Financial Corporation group of companies.

The Great-West Life Assurance Company. Great-West and its subsidiary, London Life Insurance Company, serve more than nine million Canadians with a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Products are marketed through a network of Great-West and Freedom 55 Financial™ security advisors, through brokers and marketing agreements with other financial institutions.

Great-West is a supplier of reinsurance in the United States and Europe through London Reinsurance Group Inc. (LRG).

Great-West Life & Annuity Insurance Company. In the United States, GWL&A is a leader in providing employee benefits for corporations and in meeting the retirement income needs of employees in the public/non-profit sector. GWL&A serves nearly five million Americans through a full range of managed health care, life and disability insurance, and defined contribution plans marketed through brokers and group representatives, and through marketing agreements with other financial institutions.



Great-West Lifeco Inc.
100%
100%
The Great-West Life Assurance Company
Great-West Life & Annuity Insurance Company
100%
100%
100%
London Insurance Group Inc.
GWL Investment Management Ltd.
GWL Realty Advisors Inc.
Alta Health & Life Insurance Company
BenefitsCorp Inc.
Financial Administrative Services Corporation
First Great-West Life & Annuity Insurance Company
GWL Properties Inc.
One Benefits Inc.
100%
London Life Insurance Company
100%
100%
Lifestyles Retirement Communities Ltd.
London Reinsurance Group Inc.
London Life Investment Management Ltd.

Financial Highlights

ASSETS UNDER ADMINISTRATION

Total assets under administration have grown an average of 7% a year for the past five years, to $98.0 billion.

PREMIUMS AND DEPOSITS

Total premiums and deposits were up 5% over 2000, driven by sales of investment-related and administrative services only (ASO) products. Premiums and deposits have increased an average of 23% a year for the past five years.

EARNINGS PER COMMON SHARE

Adjusted earnings per common share, at $2.03, were up 18% from comparable 2000 levels, with an average annual growth rate of 20% since 1997. Unadjusted earnings per common share were $1.39.

RETURN ON COMMON SHAREHOLDER EQUITY

ROE, on an adjusted basis, was 19.4% in 2001, continuing to rank among the top in the Canadian financial services industry. Unadjusted ROE was 13.7%.

DIVIDENDS PER COMMON SHARE

Dividends paid on common shares during the year increased 20% to $0.78 per share, with the five-year compound growth rate at 21%.

BOOK VALUE PER COMMON SHARE

Book value of Lifeco's common shares has increased an average of 10% a year for the past five years, to $10.47 per share.


Assets under administration ($ billions)
100
80
60
40
20
0.0
1997
1998
1999
2000
2001
Premiums and deposits ($ billions)
30
24
18
12
6
0
Earnings per common share ($)
2.5
2.0
1.5
1.0
0.5
0.0
Return on common shareholder equity (%)
20
16
12
8
4
0
Dividends per common share ($)
1.0
0.8
0.6
0.4
0.2
0.0
Book value per common share ($)
12
9
6
3
0
1997 - provision for integration costs
2001 - adjustments

Financial Highlights

(in millions of dollars except per common share amounts)

	2001			2000			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Year							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 3,996	$ 3,026	$ 7,022	$ 3,748	$ 3,350	$ 7,098	-1%
Reinsurance and property and casualty	3,455	–	3,455	2,878	–	2,878	20%
Self-funded premium equivalents (ASO contracts) (1)	1,238	8,861	10,099	1,102	7,695	8,797	15%
Segregated funds deposits: (1)							
Individual products	1,586	1,369	2,955	1,817	959	2,776	6%
Group products	1,045	3,650	4,695	1,673	3,652	5,325	-12%
Total premiums and deposits	$ 11,320	$ 16,906	$ 28,226	$ 11,218	$ 15,656	$ 26,874	5%
Fee and other income	391	1,467	1,858	346	1,295	1,641	13%
Paid or credited to policyholders	8,308	3,722	12,030	7,423	3,951	11,374	6%
Net income attributable to:							
Preferred shareholders	30	1	31	31	–	31	–
Common shareholders	249	266	515	257	386	643	-20%
Adjustments (2)	73	165	238	–	–	–	–
Adjusted net income common shareholders (2)	322	431	753	257	386	643	17%
Return on common shareholders' equity:							
Net income			13.7%			18.6%	
Adjusted net income (2)			19.4%			18.6%	
Per Common Share							
Basic earnings			$ 1.387			$ 1.722	-19%
Diluted earnings			1.365			1.674	-18%
Adjustments (2)			0.643			–	–
Adjusted basic earnings			2.030			1.722	18%
Dividends paid			0.780			0.650	20%
Book value			10.47			9.81	7%
At December 31							
Total assets	$ 34,690	$ 24,469	$ 59,159	$ 33,127	$ 22,627	$ 55,754	6%
Segregated funds assets (1)	19,093	19,774	38,867	18,682	18,477	37,159	5%
Total assets under administration	$ 53,783	$ 44,243	$ 98,026	$ 51,809	$ 41,104	$ 92,913	6%
Capital stock and surplus			$ 4,397			$ 4,180	5%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income is presented for information. 2001 adjustments include:

a) A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001, related to the reinsurance business.

b) Special charges of $133 million plus related operating losses of $32 million for a total of $165 million after-tax or $0.444 per common share, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

Business Operations at A Glance

The Great-West Life Assurance Company (Canadian Operations)

GROUP INSURANCE

Employee benefits for 25,000 plan sponsors. Significant positions in all markets – by region, case size and product.

PRODUCTS AND SERVICES

- Life and accidental death and dismemberment insurance
- Short and long-term disability insurance
- Drug/dental/vision coverage not provided by Medicare
- Employee assistance plans
- Flexible benefit plans

DISTRIBUTION

- 800 Great-West and 2,700 Freedom 55 Financial security advisors
- 3,000 Investors Group consultants
- Independent brokers and benefit consultants

INDIVIDUAL INSURANCE AND INVESTMENT PRODUCTS

Financial security products for individuals, and retirement savings and income products for groups and individuals.

PRODUCTS AND SERVICES

- Participating and non-participating life insurance
- Disability and critical illness insurance
- Registered and non-registered savings & income products, including 250 segregated funds
- 40 exclusive mutual funds, through Quadrus Investment Services

DISTRIBUTION

- 800 Great-West financial security advisors distribute Great-West and third-party products
- 2,700 Freedom 55 Financial security advisors distribute proprietary London Life products, Great-West and third-party products
- 3,000 Investors Group consultants distribute Great-West products
- 8,700 independent brokers and 2,500 representatives of intercorporate partners distribute Great-West products

INVESTMENT MANAGEMENT AND ADVISORY SERVICES

- Fund management, investment and advisory services for more than 200 institutional clients through GWL Investment Management Ltd. and London Life Investment Management Ltd.
- Real estate investment and advisory services through GWL Realty Advisors Inc., Canada's largest real estate investment advisor.

REINSURANCE

- Life, property and casualty, accident and health, and annuity reinsurance through London Reinsurance Group, a successful international niche reinsurance company. Distributed through LRG staff and independent brokers in the United States and Europe.

STATISTICS

- Serves more than 9 million Canadians:
  - 7 million Canadians covered under employee benefits plans
  - Nearly 2 million individual insurance clients
  - 500,000 segregated fund clients
  - 380,000 group retirement plan members
  - 60,000 mutual fund clients

MARKET SHARE

- Employee benefits – 19%
- Individual life insurance in force premium – 18%
- Group segregated funds – 25%
- Individual segregated funds – 24%
- Individual disability insurance – 22%

Great-West Life & Annuity Insurance Company *(United States Operations)*

EMPLOYEE BENEFITS

Life, health, disability insurance and 401(k) products for more than 13,000 corporate employers.

PRODUCTS AND SERVICES

- Life, health, dental and disability insurance
- Managed health care programs
- 401(k) savings products and rollover IRA products
- Flexible benefits accounts

DISTRIBUTION

- 900 sales and service staff

FINANCIAL SERVICES

Retirement savings and life insurance products and services for individuals and employees of state and local governments, hospitals and non-profit organizations, and public school districts.

PRODUCTS AND SERVICES

- Employer-sponsored, defined contribution programs and services:
  - Recordkeeping and administration
  - Enrollment and education
  - Proprietary and non-proprietary investment options
  - Communications
- Private label annuity and customized life insurance products
- Business-owned life insurance products, including corporate-owned and bank-owned life insurance
- Recordkeeping and administration services for financial institutions

DISTRIBUTION

- Marketing agreements with financial institutions to distribute individual life insurance and annuities
- Independent marketing agencies distribute pension products
- BenefitsCorp distributes pension products and services
- FASCorp distributes recordkeeping and administration services
- Clarke/Bardes Holdings, Inc. distributes business-owned life insurance products

STATISTICS

- Serves nearly 5 million Americans
  - 2.6 million medical members
  - 545,000 401(k) members
  - 1.2 million public/non-profit defined contribution pension plan participants
  - 400,000 FASCorp third-party participants
- One of the largest health care companies in America
- A leader in state government deferred compensation plans


On Track Performance
James W. Burns
Raymond L. McFeetors
William T. McCallum

Directors' Report to Shareholders

Great-West Lifeco has a long history of consistently delivering solid performance through many business cycles. In 2001, Lifeco again demonstrated the strengths inherent in the diversity and quality of our business, and in the ability of our subsidiaries to deliver the financial products and services that North Americans want.

Lifeco's overall performance continued to be strong, in a year that saw the business environment deteriorate for many industries. Earnings for common shareholders, on an adjusted basis, increased 18% over 2000, to $2.03 per share, while return on equity, on an adjusted basis, was 19.4%.

Earnings growth was tempered by two events during the year. Challenges that arose during integration of Alta Health & Life Insurance Company by our U.S. subsidiary, Great-West Life & Annuity, resulted in a non-recurring charge of $165 million. As a result of actions taken during the year, we anticipate this business will deliver expected margins in 2002.

We also established a provision of $73 million in the shareholder account for potential reinsurance claims arising from the events of September 11, which is reflected in the results of our Canadian subsidiary, Great-West Life. Including these charges, net income attributable to common shareholders of Lifeco declined to $1.39 per share.

Earnings from our two operating subsidiaries in 2001 continued the pattern shareholders have come to expect from Lifeco's companies. Excluding the impact of September 11, earnings attributable to common shareholders from our Canadian operations increased 25% over 2000, to $322 million. In the United States, earnings attributable to common shareholders were $431 million, an increase of 12% over 2000, excluding charges related to the Alta integration. Including these charges, 2001 results declined 3% and 31% respectively from 2000 levels.

Continuing strong demand for the services and products provided by our subsidiaries was evident in premiums and deposits, which grew 5% over 2000 to $28.2 billion. Our administrative services only (ASO) businesses showed particularly strong growth, with self-funded premium equivalents increasing 15%. The growth in ASO business was also a factor in the 13% increase in fee income.

Total assets under administration grew 6% over 2000 to $98 billion. Growth in general funds, at 6% over 2000, was significantly above previous years while segregated funds assets grew by 5%, despite difficult market conditions.

For the ninth consecutive year we increased dividends paid to common shareholders, this year by 20%, for a five-year compound growth rate of 21%.

The Great-West Life Assurance Company

The diversity of Great-West Life's operations is a key driver behind the Company's pre-eminent position in the Canadian financial services marketplace. From advice distribution to investment management, Great-West's diverse operations are important to its ongoing success and provide a good complement to its traditional insurance businesses.

In 2001, sales showed strong growth in two major lines – reinsurance, up 20% over 2000, and group insurance, which grew by 26%. Although sales in the Company's retirement and investment product lines declined 32% from 2000 levels, that comparison includes one record-setting pension case in 2000, and reflects the difficult market conditions of 2001.

Among the positive factors influencing the growth in revenue premium was strong persistency in our business in force, which is an indication of the level of client satisfaction with the Company's products and services, and a clear reflection of the value the Company's distribution systems offer clients, particularly in a difficult economy.

Fee income showed consistent growth, up 13% over 2000. Assets under administration grew 4%. Although the decline in equity markets depressed segregated funds sales and deposits, the Company outperformed the Canadian market in individual segregated funds sales and maintained its leading market share in terms of net deposits and total assets. Individual segregated funds assets increased 5%, while the overall market saw a drop in segregated funds assets. Likewise, individual segregated funds withdrawals were significantly below the market's experience, again reflecting the value offered by the Company's distribution channels. This result helped the Company increase its market share in the individual segregated funds market, enhancing its leading market position.

While total net income declined 3%, reflecting the impact of September 11 on the Company's reinsurance business, the underlying net income for the other lines of business increased sharply, up 14% in individual insurance and retirement and investment products, and 24% in group insurance. The Company expects the reinsurance market to improve substantially in 2002, with increased premium rates and improved terms and conditions.

Group benefits

Great-West has long been a leader in the Canadian group benefits marketplace. The Company has established this position through a combination of low unit costs, commitment to customer service, and a comprehensive array of products and services designed to help clients find cost-effective solutions to their benefits plan needs. These are delivered through an extensive distribution system that encompasses Great-West and Freedom 55 Financial security advisors and Investors Group consultants, plus representatives of other major financial institutions and national employee benefits consulting firms.

Emerging technologies and the Internet offer enormous potential to continue to press home these strategic advantages, and enhance the services available for clients. The Group Division is focused on developing new tools to expand its markets, and distribution and service capacity. One area of particular interest is allowing plan sponsors, plan members and producers direct and expanded access to Great-West's administration and claims systems to perform real-time transactions, and access online benefits and claims information.

Great-West was the first insurer in Canada to offer Internet-based benefits services, with the introduction of *GroupNet*™ in 1996. Since then, the Company has continued to build on the service. This past year, Great-West expanded *GroupNet* to small group clients, and enhanced *GroupNet's* effectiveness with the addition of an enrollment feature. Not only will clients always have access to up-to-date information, but new plan members and their dependants can now take advantage of their benefits plan immediately. Great-West also introduced an extensive array of online disability management information reports and analysis models, designed to support clients in their management of this important employee benefit.

After a successful trial period, the Company launched its *Sonata Health*™ benefits plan nationwide in 2001. *Sonata Health* is geared towards individuals and their families who don't have access to benefits plans through an employer.

On Track Positioning

Lifeco's sources of income range from premiums from traditional insurance products for individuals, companies, public sector and non-profit organizations, to fees and deposits from administrative services contracts and segregated funds. As well, income is diversified geographically between Canada and the United States, and within those countries.

Sources of income *($ billions)*


Segregated funds deposits
Individual **2.9** (2.8)
Group **4.7** (5.3)
Fee and other income **1.9** (1.6)
Insurance products **10.5** (10.0)
Self-funded (ASO) **10.1** (8.8)

Geographic distribution *(% of earnings, adjusted basis)*


Canada **43%** (40%)
United States **57%** (60%)

2000 figures shown in brackets

Individual insurance

Great-West and London Life offer clients a broad portfolio of life and health insurance products that Canadians rely on to manage the financial risks associated with illness and loss.

The Canadian market for individual insurance is highly competitive, and new growth opportunities are limited. The strategy of Great-West and London Life in this market has been to concentrate manufacturing capabilities on products where they have the expertise and market share to be competitive, and to augment their product offerings through agreements with other leading insurers. Many of Great-West's products – in particular, disability and critical illness insurance, as well as group benefits plans for small employers – are also marketed through a number of other major financial services companies. This diversification in distribution and product offerings has resulted in ongoing growth in sales.

Great-West also continues to reap a competitive advantage from its innovative product and marketing support network, *The Resource Centre*™. Unique in the industry, *The Resource Centre* offers financial security advisors a comprehensive portfolio of financial security planning products and an unparalleled range of support services – from advice on how to present a concept to a client, to product information and access to tax and estate planning expertise, investment experts and residential mortgage specialists.

Electronic application forms and a variety of specialty Web sites round out the support that helps make Great-West and London Life the companies of choice for many financial security advisors. New in 2001 is *freedom55financial.com*, a Web site that introduces visitors to financial security planning concepts and how to work with a financial security advisor, and enables them to contact a financial security advisor in their region.

There is a growing awareness among Canadians of the need to plan for unexpected illness. In 2001, Great-West enhanced its *Oasis*™ critical illness product, already one of the most flexible, competitive and affordable critical illness products on the market. As well, Great-West expanded its distribution network for this product through agreements with two leading Canadian life insurers.

Wealth accumulation and management

Canadians continued to choose segregated funds and mutual funds as their main vehicles for accumulating wealth.

The launch of expanded mutual fund dealer *Quadrus Investment Services Ltd.*™ in 2000 was an important step in this market for Great-West and London Life. Since then, Quadrus has become one of the largest mutual fund dealers in Canada in terms of the number of investment representatives, with more than 2,600 licensed representatives.

This year, Quadrus worked with Mackenzie Financial, a subsidiary of sister company Investors Group, to benefit from their information technology and other areas of expertise. The *Quadrus Group of Funds*™ was moved to an administrative platform managed by Mackenzie, providing mutual fund clients with enhanced service. Year-end statements have been simplified and offer enhanced information. As well, Quadrus launched labour-sponsored investment funds.

Segregated funds continue to be the mainstay of Great-West and London Life's wealth accumulation and retirement planning businesses. The Companies are the leading segregated funds providers in Canada, managing over $19 billion in assets on behalf of clients.

While many companies are retreating from the segregated funds market because of increased capital and reserve requirements, Great-West sees continued opportunity. The Company believes there is enormous growth potential, especially among small business owners and affluent investors concerned with wealth preservation.

Great-West opened the year with 12 new segregated funds, introduced in December 2000, including specialty sector funds such as ethical, science and technology, and emerging markets. London Life introduced 11 new segregated funds under its *Freedom Funds*™ brand during the year, targeted at small business owners and affluent investors.

Through their Great-West or Freedom 55 Financial security advisor, clients can access more than 50 segregated funds and 40 exclusive mutual funds. Subsidiaries GWL Investment Management Ltd., London Life Investment Management Ltd. and GWL Realty Advisors Inc. provide their specialized expertise either as fund managers for many of these segregated funds, or through investment and advisory services for more than 200 institutional clients.

$0.78

19.4% $2.03

On Track Returns

Lifeco has, for many years, showed consistent, stable growth in key performance measures. In 2001, Lifeco achieved earnings of $2.03† per share and ROE of 19.4%†, and increased dividends 20% to $0.78 per share.



2.5
2.0
1.5
1.0
0.5
0.0
Earnings per common share ($)
Dividends per common share ($)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001†

In September 1998 and December 1996, the Company's common shares were subdivided on a 2 for 1 basis. 1998 and previous year data are presented on a subdivided basis.

†adjusted

This year the Companies tapped into this expertise to assist affluent clients with the management of their retirement and investment portfolios. Six investment experts associated with GWL Investment Management and London Life Investment Management are available to assist financial security and investment representatives with the design of customized investment portfolios for clients with $500,000 or more of assets.

Affluent market

Canada's "mass affluent" and "high-net-worth" markets have doubled since 1993 and continue to grow quickly. Great-West and London Life took a number of steps in 2001 to enhance their capacity to meet the growing needs of clients in these markets.

In 2001, Great-West continued to expand life insurance sales in the high-net-worth market through its industry-leading field support network. This network comprises field-based product specialists, Tax & Estate Planning Group consultants, and head office based accountants, lawyers and actuaries who provide technical support and expertise for financial security advisors working with higher net-worth clients.

Financial security advisors with Freedom 55 Financial's Wealth & Estate Planning Group also have exclusive access to The Legacy Planning System. An integrated values-based approach to wealth planning, management and transfer for families, Legacy is an effective tool for advising high-net-worth families.

Great-West Life & Annuity Insurance Company

Lifeco's U.S. subsidiary, Great-West Life & Annuity Insurance Company, has followed a strategy of targeting niche businesses that have very high growth potential. Today, the Company is one of the largest health care companies in America, and has a leading market position in the public and non-profit financial services marketplace.

GWL&A's main business is health care, where the Company is the only national company focused on providing a full service managed care product on a self-funded basis to small and mid-size employers. GWL&A also has a strong business in managing defined contribution pension plans for states, cities and counties, and counts 13 of the 50 states among its customers. The Company's final core business is manufacturing low cost, high value individual life insurance products especially tailored to either bank customers or to corporate customers who have a particular need to fill, such as funding post-retirement life coverage for employees.

As with Great-West, GWL&A's strength lies in its mix of business, which allows the Company to record good year-over-year results even when a particular segment experiences difficulties. In 2001, the Company faced challenges in its Employee Benefits business from integrating an earlier acquisition, and from the general business environment, which saw many employers trim staff, curb benefits offerings, or go out of business. However, the Company's Financial Services businesses experienced a very strong year.

The economy and integration issues contributed to a sharp decline in sales in Employee Benefits during the year. Although the Company recorded a slight drop in sales in Financial Services, this is in comparison with the record year the Company experienced in 2000. Revenue premium overall increased 8%, reflecting very good persistency in Financial Services and price increases in Employee Benefits. Fee income grew by 13%, an especially notable achievement given the decline in segregated funds markets during the year.

GWL&A's adjusted U.S. $ net income, excluding charges related to the Alta integration, increased 15% overall, with the Company posting increases of 15% and 16% in Employee Benefits and Financial Services (U.S. $ results) respectively. When charges related to Alta are included, total net income declined 27%.

Employee Benefits Division

Employee Benefits works with private businesses that are concerned about controlling their benefits costs, and will also work in partnership with them to select appropriate programs for their employee group.

In 2001, the Employee Benefits Division created two customer-focused teams – one team concentrates exclusively on assisting the 500-plus employee market, and a second team focuses on employers with fewer than 500 employees. This enables the Company to concentrate resources on carefully defined markets and on those markets' unique benefits and service requirements.


health
management
web-based
services
specialist
support

On Track Innovation

Lifeco's subsidiaries offer innovative and well thought-out products, designed to meet a wide array of client needs and requirements. In recent years, the Companies have moved beyond traditional insurance products to value-added services helping people to plan, work and live better. Some recent examples include:

- *EducatorsMoney*℠ – a proprietary service designed to help educators in the U.S. save and invest more efficiently and economically for retirement. This Web-enabled program, coupled with retirement plan consultants, addresses the specific culture of the education community and provides low-cost, unbiased investment education and account management tools, along with a full range of brand name, no-load mutual fund investment alternatives.
- *The Resource Centre*™ – a Canadian innovation helping financial security advisors who sell Great-West products to better serve their clients by ensuring they have access to a comprehensive portfolio of financial security planning products and an unparalleled range of support services – from advice on how to present a concept to a client, to product information and access to the Company's Tax & Estate Planning Group, investment experts and residential mortgage specialists.
- GroupNet™ – a popular Internet-based administration tool for Canadian plan sponsors, enhanced in 2001 to provide real-time transactions and expanded to include small group clients.
- Care*Results*℠ – the largest chronic health management program in the United States, helps health plan members with asthma, diabetes or cardiac conditions play an active and informed role in managing their conditions. First-year results show significant health improvements in participants and substantial savings for clients.

This alignment is proving successful – with larger employers enjoying benefits such as nationwide health networks and dedicated service support, while smaller clients take advantage of comprehensive, easy-to-manage benefits packages, backed by helpful self-service tools.

To accommodate members who desire flexibility in their health coverage, the Company launched an open access plan this year. *OnePlan* encourages members to co-ordinate their treatment through their primary care physician and at the same time enables them to pay higher out-of-pocket costs and schedule appointments directly with specialists. To provide these customers with even more flexibility, *OnePlan* typically is presented with an attractive preferred provider option. As a result, members can easily choose a health plan that best serves their personal situation.

Health care consumers are showing a growing interest in alternative treatments. In response, the Company introduced *Comprehensive Alternative Medicine.* This program enables the Company's 2.6 million health plan members to receive discounts from participating acupuncturists, chiropractors, masseuses or nutritionists. Members can also take advantage of discounts on a variety of wellness-related materials.

In 2000, GWL&A's subsidiary, *One Health Plan*, became one of the first groups of health plans in the United States to launch a national, full scale, chronic health management program. With more than 110,000 members, Care*Results*SM is the country's largest disease management program. The program's first-year results show significant health improvements in participants and substantial savings for clients. For example, the number of members with a written asthma action plan increased almost 30 percent, and among cardiac members, the use of low-dose aspirin to minimize heart risk increased 25 percent.

The asthma, diabetes, and cardiovascular programs also helped to curb health care expenses. In comparison with non-participants, the average savings ranged from almost $715 per enrolled asthma member to $2,200 per member with heart disease.

To leverage the Great-West identity, broaden marketability, and lessen confusion among customers, Employee Benefits is taking steps to roll its acquisitions and health-related subsidiaries under the Great-West name.

This strategy is supported by surveys that show clients and brokers have a strong connection to the Great-West brand name. With more than 80 years' experience in the U.S. market, and consistently high marks for financial strength, claims-paying ability, and operating performance, the Great-West name connotes trust, stability, and strength. The move will also raise the Company's profile as an industry leader.

GWL&A is playing an increasingly influential role in the Coalition for Affordable Quality Healthcare (CAQH). This national organization of 26 of the country's largest health plans represents 110 million plan members. In particular, GWL&A is involved in two timesaving initiatives that will dramatically ease physicians' paperwork, thereby enabling them to spend more time with patients.

Financial Services Division

The Financial Services Division has carved out a niche in providing retirement savings and income plans for various public and non-profit organizations, and distributing life insurance through partnerships with banks and brokerages. In 2001, in a difficult financial environment, Financial Services continued to lead the industry in customer retention rates, and gained significant new relationships as well. Participant milestones were set in every line of business – BenefitsCorp, FASCorp and the distinct units that make up Individual Markets.

BenefitsCorp

Much of the record growth of BenefitsCorp in 2001 can be attributed to the Company's experience in specialized defined contribution markets in the government, health care and education sectors.

BenefitsCorp's government markets group surpassed one million plan participants during the year. Complementing this growth was a #1 ranking in client retention, based on 2001 bid activity. As a result, the Company believes BenefitsCorp is the nation's leading provider of state government defined contribution plans, and second in total market share for all government defined contribution plans.

Several new strategic initiatives will help maintain this position, including an enhanced administrative platform and expanded marketing and education programs to make the Company's plans more valuable to plan sponsors and participants. The Company's critical mass has allowed it to create a unique institutional fund, pooling clients' assets to maximize investment returns while lowering management costs.

BenefitsCorp continued to grow in the competitive health care employer sector by assisting clients in meeting the industry's biggest challenges – controlling expenses and attracting and retaining key personnel.



On Track Opportunities

An already strong portfolio of companies is made even stronger by selected acquisitions in key market segments, and through alliances and partnerships with other industry leaders. Over the past five years:

- GWL&A increased its employee benefits business by 1.7 million members through acquisitions. The Company is now one of the largest health care companies in America.
- Great-West has used its 1997 acquisition of London Life Insurance Company to strengthen its market position in Canada. Together, the Companies have achieved extensive distribution capacity, launched one of Canada's leading retirement plan Web sites, and established one of Canada's largest mutual fund brokers in terms of distribution – Quadrus Investment Services Ltd. – serving Great-West and Freedom 55 Financial security and investment representatives.
- GWL&A has expanded distribution of individual life insurance and annuity products through partnerships with several leading financial institutions, including Clarke/Bardes Holdings, Inc., Charles Schwab, U.S. Bancorp and Citibank.
- Great-West has enhanced both the distribution of its group, disability and critical illness insurance products, and the range of products it offers clients, by forming distribution alliances with major Canadian financial institutions. The Company now has more than a dozen such alliances.

BenefitsCorp provides a level of customization and flexibility not typically available in this market, giving hospitals an edge in recruiting and retaining qualified staff.

In 2001, BenefitsCorp introduced *EducatorsMoney*SM – a proprietary service designed to help educators save and invest more efficiently and economically for retirement. This Web-enabled program, coupled with retirement plan consultants, addresses the specific culture of the education community and provides low-cost, unbiased investment education and account management tools, along with a full range of brand name, no-load mutual fund investment alternatives. A nationwide launch of the program began in January 2002.

GWL&A's new subsidiary, *Advised Assets Group, Inc.* (AAG), established its first Web-based investment advice program for participants, in partnership with Financial Engines Advisors, L.L.C. As a registered investment advisor, AAG provides objective, independent investment selection and advice services for defined contribution plan sponsors and participants, helping them to be more knowledgeable in their investment decisions.

FASCorp

A wholly-owned subsidiary of GWL&A, FASCorp is one of the nation's largest providers of record-keeping and administrative services for defined contribution plans. In 2001, FASCorp exceeded two million participant accounts. Enhancements in technology have helped the Company maintain high levels of customer service along with this increased volume. A new integrated image/work flow environment has significantly reduced paper flow and accelerated customer interactions.

Individual Markets

There is a large market for high value, low cost insurance among Americans underserved by traditional insurance channels. Individual Markets has centralized operations to focus on product distribution to its two core markets: financial institutions and business-owned life insurance. A dedicated focus on these markets resulted in significant sales growth in 2001.

Emerging as a leader in the financial institutions market, the Company is committed to partnering with financial institutions to provide innovative insurance programs resulting in significant value for them and financial security for their customers.

In addition to its long-standing relationships with three major financial institutions, the Company was selected in 2001 as a bank life insurance program provider by two additional major banks and a consortium of credit unions. The Company also maintains partnerships with two major Internet sites as an Internet life insurance product provider.

As corporate America struggles to attract and retain key executives, non-qualified benefits have become a very important part of an executive's compensation package. The Company's variable life insurance products serve as vehicles to fund those non-qualified executive benefits for the corporate-owned life insurance market. Product enhancements and a new state-of-the-art administrative system positioned the Company strongly to serve the needs of customers well into the future. As a result, new variable universal life insurance premium in 2001 grew to its highest level since introducing the products.

Consistent performance over time

The true test of a company lies in its performance over time. Lifeco offers a strong track record in consistently providing solid returns for shareholders, financial security for clients, and a rewarding and challenging career for staff and representatives.

Lifeco's subsidiaries are fortunate in being able to call on a diverse group of more than 14,000 highly skilled people, in sales and service offices across Canada and the United States, and in the head offices of our subsidiaries.

It is to these people – their innovative spirit, dedication, prudence and hard work – that we owe our success. On behalf of the Board of Directors, we salute them, and thank our clients and shareholders for their continued support.

James W. Burns	**William T. McCallum**	**Raymond L. McFeetors**
Chairman of the Board	*Co-President and Chief Executive Officer*	*Co-President and Chief Executive Officer*

Management's Discussion & Analysis

Table of Contents

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) in 2001 compared with 2000. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

Businesses

Through Great-West and its major subsidiary London Life Insurance Company (London Life) in Canada and GWL&A in the United States, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers specialty reinsurance products and general insurance products in specific niche markets through its subsidiaries, London Reinsurance Group Inc. and London Guarantee Insurance Company.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Forward-looking Statements

This report may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic conditions in Canada, North America or internationally.

These and other such factors should be taken into consideration when reading the Company's forward-looking statements.

Translation of United States Dollars

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31 for the respective years. All income and expense items are translated at an average rate for the year. The rates employed are:

Years ended December 31	Balance Sheet	Operations
2001	$ 1.5930	$ 1.5490
2000	1.5000	1.4853
1999	1.4433	1.4856

The effective rate for the translation of GWL&A's net income reflects the translation of U.S. dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended December 31, 2001, excluding charges related to Alta, the effective rate was $1.4858 ($1.5135 for the period ended December 31, 2000).

2001 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information

(in $ millions, except per common share amounts)

	2001			2000			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Year							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 3,996	$ 3,026	$ 7,022	$ 3,748	$ 3,350	$ 7,098	-1%
Reinsurance and property and casualty	3,455	–	3,455	2,878	–	2,878	20%
Self-funded premium equivalents (ASO contracts) (1)	1,238	8,861	10,099	1,102	7,695	8,797	15%
Segregated funds deposits: (1)							
Individual products	1,586	1,369	2,955	1,817	959	2,776	6%
Group products	1,045	3,650	4,695	1,673	3,652	5,325	-12%
Total premiums and deposits	$ 11,320	$ 16,906	$ 28,226	$ 11,218	$ 15,656	$ 26,874	5%
Fee and other income	391	1,467	1,858	346	1,295	1,641	13%
Paid or credited to policyholders	8,308	3,722	12,030	7,423	3,951	11,374	6%
Net income attributable to:							
Preferred shareholders	30	1	31	31	–	31	–
Common shareholders	249	266	515	257	386	643	-20%
Adjustments (2)	73	165	238	–	–	–	–
Adjusted net income common shareholders (2)	322	431	753	257	386	643	17%
Return on common shareholders' equity:							
Net income			13.7%			18.6%	
Adjusted net income (2)			19.4%			18.6%	
Per Common Share							
Basic earnings			$ 1.387			$ 1.722	-19%
Diluted earnings			1.365			1.674	-18%
Adjustments (2)			0.643			–	–
Adjusted basic earnings			2.030			1.722	18%
Dividends paid			0.780			0.650	20%
Book value			10.47			9.81	7%
At December 31							
Total assets	$ 34,690	$ 24,469	$ 59,159	$ 33,127	$ 22,627	$ 55,754	6%
Segregated funds assets (1)	19,093	19,774	38,867	18,682	18,477	37,159	5%
Total assets under administration	$ 53,783	$ 44,243	$ 98,026	$ 51,809	$ 41,104	$ 92,913	6%
Capital stock and surplus			$ 4,397			$ 4,180	5%

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) *In addition to net income (Canadian GAAP basis), adjusted net income is presented for information. 2001 adjustments include:*
(a) A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001, related to the reinsurance business.
(b) Special charges of $133 million plus related operating losses of $32 million for a total of $165 million after-tax or $0.444 per common share, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

Quarterly Financial Information

(in $ millions, except per common share amounts)

		Total Revenue	Net Income – Common Shareholders Total	Net Income – Common Shareholders Basic Per Share	Adjusted Net Income – Common Shareholders Total	Adjusted Net Income – Common Shareholders Basic Per Share
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 190	$ 0.514
	Third quarter	3,922	124	0.334	197	0.533
	Second quarter	4,051	36	0.097	200	0.537
	First quarter	3,789	166	0.446	166	0.446
2000	Fourth quarter	$ 4,242	$ 174	$ 0.468	$ 174	$ 0.468
	Third quarter	3,705	164	0.440	164	0.440
	Second quarter	3,728	164	0.438	164	0.438
	First quarter	3,591	141	0.376	141	0.376

Net Income

Lifeco's net income attributable to common shareholders on an adjusted basis was $753 million or $2.030 per share for the twelve months ended December 31, 2001, an increase of 18% over 2000. The 2001 adjusted results do not include two specific non-recurring charges, comprised of a third-quarter claims provision in Canadian Operations of $73 million from the events of September 11, 2001, and a second-quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company (Alta).

These adjustments represent $0.199 per common share and $0.444 per common share, respectively. For the fourth quarter of 2001, net income attributable to common shareholders was $190 million or $0.514 per share, compared to $174 million or $0.468 per share in 2000.

Including the two non-recurring charges, net income attributable to common shareholders for the twelve months ended December 31, 2001 was $515 million or $1.387 per share, compared with $643 million or $1.722 per share in 2000.

Net Income Attributable to Common Shareholders - Geographic

(in $ millions)

	Net Income 2001	Net Income 2000	Net Income % Change	Adjusted Net Income 2001	Adjusted Net Income % Change
Canadian Segment					
Great-West					
Total common shareholder earnings	$ 258[1]	$ 268	-4%	$ 331	24%
Portion of Lifeco Corporate earnings	(9)	(11)		(9)	
Total Canadian segment	249	257	-3%	322	25%
United States Segment					
GWL&A					
Total common shareholder earnings					
– U.S. $	$ 186[2]	$ 255	-27%	$ 292	15%
– Translation	83	131		142	
Portion of Lifeco Corporate earnings	(3)	–		(3)	
Total U.S. segment	266	386	-31%	431	12%
Total Lifeco	$ 515	$ 643	-20%	$ 753	17%

(1) *includes charge of $73 million for events of September 11, 2001.*
(2) *includes Alta special charges and operating losses of U.S. $106 million.*

For Lifeco's Canadian Operations, adjusted consolidated net income attributable to common shareholders for the twelve months ended December 31, 2001 was up 25% to $322 million, compared to a year ago. This Canadian adjusted result excludes a third-quarter charge of $73 million related to reinsurance claims provisions from the events of September 11, 2001.

Including the September 11, 2001 charge, Canadian consolidated net income of Lifeco attributable to common shareholders was $249 million, compared to $257 million a year ago. For the fourth quarter of 2001, net income was $85 million, compared to $68 million in 2000.

For Canadian Operations, the increase in net income in 2001 reflected growth in fee income, strong investment performance, and favourable mortality and morbidity experience.

In the United States for the twelve months ended December 31, 2001, GWL&A's adjusted net operating income increased 15% to U.S. $292 million. Translated to Canadian dollars, Lifeco's United States consolidated net income was $431 million, compared to $386 million a year ago, an increase of 12%. The United States adjusted results, above, do not include a non-recurring charge of $133 million after-tax or operating losses of $32 million recognized in the second quarter of 2001, both associated with Alta, a wholly-owned subsidiary of GWL&A.

GWL&A's net operating income, including Alta charges, was U.S. $186 million for the twelve months ended December 31, 2001. Translated to Canadian dollars, Lifeco's United States consolidated net income was $266 million. For the fourth quarter, GWL&A's net operating income increased 2% to U.S. $72 million. Translated to Canadian dollars, Lifeco's United States consolidated net income was $105 million, compared to $106 million a year ago.

The earnings result from United States operations was due to a combination of favourable individual mortality and increased expense recoveries, offset by unfavourable group morbidity experience, particularly in the small case market.

Premiums and Deposits

Overall, premiums and deposits increased 5% over 2000. Within this result, traditional life and annuity premiums were down 1%, reinsurance and property and casualty up 20%, and fee-based products up 5%. The growth in fee-based products reflects the emphasis on, and success of, the Company's expansion in the segregated fund markets in both Canada and the United States, as well as in the Group administrative services only (ASO) market, particularly in the United States.

At December 31, 2001, 63% of premium revenue is from fee-based products (63% in 2000) rather than the traditional risk-based contracts.

In Canada, 23% of premium revenue is from segregated funds products, and fee-based products account for 34% of premium revenue in total.

In the United States, fee-based products account for 82% of premium revenue, of which ASO business represented 52%.



Premiums - insurance, annuities, insured health products and reinsurance and property and casualty **37%** (37%)

Self-funded premium equivalents (ASO contracts) **36%** (33%)

Segregated funds deposits **27%** (30%)

2000 figures are shown in brackets

Fee and Other Income

Overall, fee income was up 13% over 2000 (13% in both Canada and the United States) due mainly to the increase in segregated funds assets in Canada and the increase in ASO business in the United States.



Group health ASO contracts **63%** (62%)

Segregated funds **30%** (32%)

Other fee income **7%** (6%)

2000 figures are shown in brackets

Paid or Credited to Policyholders - Total

The amount paid or credited to policyholders increased 6% from 2000 levels, however that amount only includes guaranteed contracts and does not include benefit payments related to ASO or segregated funds products.

Policyholder benefits **82%** (86%)

Policyholder dividends and experience refunds **9%** (9%)

Increase in actuarial liabilities **9%** (5%)

2000 figures are shown in brackets

Total Assets Under Administration

Total assets under administration increased 6% in 2001 to $98.0 billion, an increase of $5.1 billion.

General funds assets increased 6% overall, while segregated funds assets increased 5%. In Canada, general funds assets increased 5% and segregated funds assets increased 2%, reflecting the market conditions during the period.

In the United States, general funds assets increased 2% from 2000 levels in U.S. currency, and on a translated Canadian dollar basis, increased 8%. Segregated funds were up 1% in U.S. currency, but reflected a 7% increase after translation to Canadian dollars, compared to the previous year.

Asset Quality

At December 31, 2001, exposure to mortgage loans and real estate was 19% of invested assets, a decrease of 1% from the end of 2000.

The Company's exposure to non-investment grade bonds was 1.9% of the portfolio at the end of 2001, up slightly from 1.2% at December 31, 2000.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $187 million or 0.4% of portfolio investments at December 31, 2001, compared with $72 million or 0.2% a year earlier. The Company's allowance for credit losses at December 31, 2001 was $146 million, compared with $147 million at year-end 2000.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $423 million at December 31, 2001 ($378 million at December 31, 2000).

The combination of the allowance for credit losses of $146 million, together with the $423 million provision for future credit losses in actuarial liabilities represents 1.3% of bond, mortgage and real estate assets at December 31, 2001 (1.3% at December 31, 2000).

Asset Distribution

December 31 *(in $ millions)*	2001		2000	
Government bonds	$ 11,136	22%	$ 9,349	20%
Corporate bonds	21,445	42	20,977	44
Mortgages	8,369	17	8,787	18
Stocks	1,379	3	1,133	2
Real estate	1,272	2	1,212	2
Sub-total portfolio investments	43,601		41,458	
Cash & certificates of deposit	837	2	740	2
Policy loans	6,213	12	5,583	12
Total invested assets	$ 50,651	100%	$ 47,781	100%

Policy Liabilities

Reference is made to note 5 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Commercial Paper and Other Loans

During the year, the Company issued $200 million of 6.74% debentures due November 24, 2031. The proceeds were invested in Great-West 6.74% debentures due November 24, 2036.

As described in note 6 to the financial statements, the Company now has $400 million of debentures issued in Canada, and $279 million of capital securities issued in the United States through its subsidiary, GWL&A.

Capital Stock and Surplus

During 2001, the Company paid dividends of $0.78 per common share for a total of $289 million and preferred share dividends of $31 million. This represents an increase in common share dividends paid of 20%, compared to 2000.

During 2000 and 2001, through a wholly-owned subsidiary, the Company purchased 9,623,809 Series L 5.20% Non-Cumulative Preferred Shares of Great-West at a purchase price of $23.00 per share for an aggregate purchase price of $221 million. In December 2001, the Company conveyed this wholly-owned subsidiary to Great-West in exchange for 21,363 common shares of Great-West.

In November 2001, the Company announced a further normal course issuer bid commencing December 1, 2001 and terminating November 30, 2002. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation.

In 2001, through the normal course issuer bid process, 4,838,400 common shares were purchased for cancellation at a cost of $164 million or $33.93 per share.

These activities, coupled with the strong earnings from Canadian and U.S. operations, resulted in capital and surplus increasing 5% to $4.4 billion.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2001 was 199% (196% at the end of 2000). London Life's MCCSR ratio at the end of 2001 was 208% (199% at the end of 2000).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on GWL&A's statutory financial reports, it has risk-based capital well in excess of that required and was within the usual ranges of all ratios.

On October 5, 2001, Moody's Investors Service confirmed the ratings of the Company's wholly-owned subsidiaries, Great-West and GWL&A and their affiliates, but changed its rating outlook from stable to negative. The change in outlook reflects Moody's assessment of the uncertainty inherent in gross and net reinsurance loss estimates in connection with the events of September 11, 2001.

On October 12, 2001, A.M. Best Co. downgraded the financial strength rating of London Life Reinsurance Company (LLRC) from A+ (Superior) to A (Excellent). LLRC, a wholly-owned subsidiary of London Reinsurance Group (LRG), conducts LRG's life and annuity reinsurance business, based in Blue Bell, Pennsylvania. The rating action aligns LLRC's rating with the A (Excellent) ratings currently assigned by A.M. Best to LRG's other operating companies, London Life & Casualty Reinsurance Corporation (St. Michael, Barbados) and London Life & General Reinsurance Company Limited (Dublin, Ireland).

All other financial ratings were reaffirmed by the rating agencies.

Ratings of Major Subsidiaries

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings	Insurer Financial Strength		AAA*	AAA*	AAA*
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA-			

* *Highest rating available*

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Mortality and Morbidity Risk
Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

Persistency (Policy Termination) Risk
Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Yield Risk
Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty.

Reinsurance Risk
Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance earnings. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process. The Company is also protected from catastrophic events through purchased coverage.

For additional information on these risks, refer to note 5(d), 5(e), and 5(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, as well as Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

Interest Rate Risk – Great-West
Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk – GWL&A

Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables the Company to react to changing interest rates as these assets mature for reinvestment.

Credit Risk

It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk

The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $27 billion in highly marketable securities.

Foreign Exchange Risk

Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks

The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments

The Company's risk management process governing the use of derivative instruments, includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, document approval and issuer limits, and document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 14 of the Lifeco financial statements.

Recent Accounting Pronouncements

In 2001, the Canadian Institute of Chartered Accountants released final standards on business combinations and goodwill and other intangible assets. These standards are nearly identical to U.S. GAAP standards, also released in 2001. Highlights are:

- elimination of pooling-of-interests accounting for business combinations.
- introduction of non-amortization impairment-only approach for goodwill and other intangible assets with an indefinite life.
- criteria for determining when an acquired intangible asset should be recognized separately from goodwill.
- standards are required to be adopted by public companies for fiscal years beginning (on or after) January 1, 2002.

Lifeco will adopt these standards and will stop amortizing goodwill effective January 1, 2002. Upon adoption of the new standards, Lifeco's existing goodwill will be analyzed to identify any amounts that should be recognized as separate intangible assets. The result could be a reclassification of amounts from goodwill to other intangible assets as at January 1, 2002.

The prescribed impairment testing of goodwill and other intangible assets will also be undertaken as part of this process during 2002.

The effect of the adoption of these new standards on Lifeco's financial position and results of operations has not yet been determined.

CANADA – 2001 OPERATING RESULTS

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

Financial Information - Canadian Operations

Consolidated Operations

Years ended December 31 *(in $ millions)*	2001			2000			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income [(1)]	$ 6,125	$ 1,326	$ 7,451	$ 5,324	$ 1,302	$ 6,626	12%
Net investment income	1,326	926	2,252	1,258	927	2,185	3%
Fee and other income	391	–	391	346	–	346	13%
Total income	7,842	2,252	10,094	6,928	2,229	9,157	10%
Benefits and Expenses:							
Paid or credited to policyholders	6,465	1,843	8,308	5,560	1,863	7,423	12%
Other	860	275	1,135	821	260	1,081	5%
Net operating income before income taxes	517	134	651	547	106	653	–%
Income taxes	152	116	268	168	83	251	7%
Net income before minority and other interests	365	18	383	379	23	402	-5%
Minority and other interests	24	18	42	30	23	53	-21%
Net income before goodwill amortization	341	–	341	349	–	349	-2%
Amortization of goodwill	62	–	62	61	–	61	2%
Net income	$ 279	$ –	$ 279	$ 288	$ –	$ 288	-3%
Summary of Net Income							
Preferred shareholder dividends	$ 30	$ –	$ 30	$ 31	$ –	$ 31	-3%
Net income – common shareholders	249	–	249	257	–	257	-3%
Net income	$ 279	$ –	$ 279	$ 288	$ –	$ 288	-3%
[(1)] *excludes – segregated funds deposits*	$ 2,631	$ –	$ 2,631	$ 3,490	$ –	$ 3,490	-25%
– self-funded premium equivalents (ASO)	$ 1,238	$ –	$ 1,238	$ 1,102	$ –	$ 1,102	12%

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of Great-West.

Net Income - Shareholders

Years ended December 31 *(in $ millions)*	2001	2000	% Change
Group Insurance	$ 82	$ 66	24%
Individual Insurance & Investment Products	147	129	14%
Reinsurance & Specialty General Insurance			
– events of September 11, 2001	(73)	–	–
– other	33	34	-3%
Corporate	90	59	53%
	$ 279	$ 288	-3%

Net Income

Net income from Canadian Operations for 2001 was $279 million, compared to $288 million for 2000. Net income attributable to common shareholders was $249 million, down from $257 million for 2000.

Net income in 2001 reflected growth in fee income, strong investment performance and favourable mortality and morbidity experience, offset somewhat by a third-quarter claims provision of $73 million from the events of September 11, 2001, related to the reinsurance business. Shareholders' net income in 2001 also includes a reduction in provisions for Canadian income taxes, reflecting both changes in tax rates and revisions to the estimated pattern or incidence of future taxes to which tax rate reductions apply.

In terms of reportable segments, the increased net operating income reflects favourable group mortality and morbidity profitability from 2000 levels, and an increase in the Individual Insurance & Investment Products income, for both insurance and retirement products. For the Reinsurance & Specialty General Insurance segment, reduced net income is related to the third-quarter claims provision from the events of September 11, 2001.

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales [1]		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,078	$ 967	11%	$ 168	$ 139	21%
Large case	2,186	2,007	9%	137	104	32%
Individual Insurance						
Life Insurance – Participating	1,326	1,302	2%	53	57	-7%
– Non-participating	279	262	6%	43	39	10%
Living Benefits	118	109	8%	22	20	10%
Retirement & Investment Services						
Individual products	1,692	1,958	-14%	2,366	2,947	-20%
Group products	1,186	1,735	-32%	529	1,283	-59%
Reinsurance & Specialty General Insurance	3,455	2,878	20%	3,455	2,878	20%
	$ 11,320	$ 11,218	1%	$ 6,773	$ 7,467	-9%
Summary by Type						
Risk-based products	$ 7,451	$ 6,626	12%			
ASO contracts	1,238	1,102	12%			
Segregated funds deposits:						
– Individual products	1,586	1,817	-13%			
– Group products	1,045	1,673	-38%			
Total premiums and deposits	$ 11,320	$ 11,218	1%			

(1) *Excludes Quadrus distributed mutual funds.*

Total premiums and deposits were up 1% overall from 2000 levels. Risk-based product premiums increased 12%, while self-funded premium equivalents (ASO contracts) were up 12%. Deposits to individual segregated funds decreased 13% largely due to the investment climate, and deposits to group accounts were down 38% reflecting the uneven incidence of large case sales by year.


Risk-based products 66% (59%)
ASO contracts 11% (10%)
Segregated funds deposits - Individual products 14% (16%)
Segregated funds deposits - Group products 9% (15%)

2000 figures are shown in brackets

Within guaranteed or traditional risk premium income, annuity premiums declined largely due to the investment climate. Reinsurance and specialty general insurance premiums increased 20% related to both the property and casualty and life insurance lines. This segment of business can reflect significant revenue increases or decreases depending on the structure of the contract and often is not related to profitability.

Net Investment Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Gross investment income	$ 2,266	$ 2,200	3%
Less: Investment expenses	14	15	-7%
Net investment income	$ 2,252	$ 2,185	3%

Net investment income for 2001, representing the investment revenues from general funds assets (excludes segregated funds assets), increased 3% from 2000, primarily on increased portfolio assets.

Bonds **60%** (63%)
Mortgage loans **26%** (26%)
Stocks **5%** (4%)
Loans to policyholders **5%** (4%)
Real estate **4%** (3%)
2000 figures are shown in brackets

Fee Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Segregated funds	$ 300	$ 268	12%
ASO contracts	61	51	20%
Other	30	27	11%
	$ 391	$ 346	13%

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business. The increase in fee income in 2001 of 13% compared to 2000, is mainly due to increases in segregated fund related fees of $32 million and ASO contract fees of $10 million.

Segregated funds **77%** (77%)
ASO contracts **15%** (15%)
Other **8%** (8%)
2000 figures are shown in brackets

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $8.3 billion was paid or credited to policyholders in 2001, an increase of 12% compared to 2000.

Policyholder dividends credited in 2001 were $584 million, compared to $536 million in 2000.

Other *(in $ millions)*

Years ended December 31	2001	2000	% Change
Total expenses	$ 683	$ 647	6%
Less: Investment expenses	14	15	-7%
Operating expenses	669	632	6%
Commissions	400	390	3%
Premium taxes	66	59	12%
Total	$ 1,135	$ 1,081	5%

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Operating expenses for 2001 are higher than 2000 levels by 6% or $37 million, including a $20 million provision for expenses in the Participating Policyholder account related to the settlement agreement, described in note 15 of the Lifeco financial statements.

Income Taxes

The Company's overall effective income tax rate increased from the prior year from 37.9% to 40.2%. The primary contributors to the higher effective rate were reduced income levels in various lower taxed subsidiaries and strengthening of certain tax provisions in respect of prior years. These items were partially offset by an increase in non-taxable investment income and lower Canadian provincial corporate income tax rates enacted during the year.

Consolidated Balance Sheet - Canadian Operations

December 31 *(in $ millions)*	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,549	$ 13,257	$ 27,806	$ 14,160	$ 12,716	$ 26,876
Goodwill	1,538	–	1,538	1,602	–	1,602
Other assets	4,829	517	5,346	4,155	494	4,649
Total assets	$ 20,916	$ 13,774	$ 34,690	$ 19,917	$ 13,210	$ 33,127
Segregated funds assets			19,093			18,682
Total assets under administration			$ 53,783			$ 51,809
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 16,085	$ 11,835	$ 27,920	$ 15,104	$ 11,193	$ 26,297
Net deferred gains on portfolio investments sold	473	445	918	512	482	994
Other liabilities	1,635	248	1,883	1,687	308	1,995
Total liabilities	18,193	12,528	30,721	17,303	11,983	29,286
Minority and other interests	469	1,246	1,715	487	1,227	1,714
Capital stock and surplus	2,254	–	2,254	2,127	–	2,127
Total liabilities, capital stock and surplus	$ 20,916	$ 13,774	$ 34,690	$ 19,917	$ 13,210	$ 33,127

Assets

Total assets under administration increased 4% to $53.8 billion when compared to 2000. Segregated funds assets increased $0.4 billion and general funds assets increased $1.6 billion. Growth in general account assets includes $564 million growth in the Participating Policyholder Account, and $999 million in the Shareholder Account.

Invested Assets

The Investment Division manages the general funds assets of Great-West and London Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West and London Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general funds are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset Distribution

December 31 *(in $ millions)*	2001		2000	
Government bonds	$ 6,124	22%	$ 5,741	21%
Corporate bonds	10,144	36	9,804	37
Mortgages	7,392	27	7,522	28
Stocks	1,252	5	1,020	4
Real estate	1,072	4	1,040	4
Sub-total portfolio investments	25,984		25,127	
Cash & certificates of deposit	389	1	396	1
Policy loans	1,433	5	1,353	5
Total invested assets	$ 27,806	100%	$ 26,876	100%

Net investment income was $2.3 billion in 2001, compared to $2.2 billion in 2000 mainly due to the increase in general fund assets offset by a general decline in interest rates.

Bond Portfolio

The total bond portfolio increased to $16.3 billion or 58% of invested assets at December 31, 2001, from $15.5 billion or 58% of invested assets at December 31, 2000. Federal, provincial and other government securities represented 38% of the bond portfolio, up slightly from 37% in 2000. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 85% rated A or higher. The quality of the portfolio reflects the Company's conservative investment and lending policies and continuous monitoring of credit quality.

Invested Assets

Corporate bonds **36%** (37%)
Mortgages **27%** (28%)
Goverment bonds **22%** (21%)
Policy loans **5%** (5%)
Cash and certificates of deposit **1%** (1%)
Real estate **4%** (4%)
Stocks **5%** (4%)

2000 figures are shown in brackets

Bond Portfolio Quality


AAA 35% (31%)
AA 16% (18%)
A 34% (39%)
BBB 14% (11%)
BB or lower 1% (1%)
2000 figures are shown in brackets

Bond Portfolio Quality *(excludes $485 million short-term investments, $692 million in 2000)*

December 31 *(in $ millions)*	2001		2000	
Estimated Rating				
AAA	$ 5,575	35%	$ 4,558	31%
AA	2,444	16	2,745	18
A	5,316	34	5,757	39
BBB	2,221	14	1,619	11
BB or lower	227	1	174	1
Total	$ 15,783	100%	$ 14,853	100%

Mortgage Portfolio

The total mortgage portfolio decreased slightly to $7.4 billion or 27% of invested assets in 2001, compared to $7.5 billion or 28% of invested assets in 2000. The mortgage portfolio consisted of 34% commercial loans, 32% multi-family/apartments and 34% single family residential loans. Total insured loans were $3.1 billion or 42% of the mortgage portfolio. It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage planning specialists in accordance with well-established underwriting standards and are well diversified throughout Canada.

Equity Portfolio

The Company's total equity portfolio was $2.3 billion at December 31, 2001 or 9% of invested assets, up slightly from $2.0 billion or 8% of invested assets a year ago. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major Canadian economic centers. The increase in the portfolio is attributable to the Company's investment of $230 million in Investors Group common shares.

Non-performing Loans

The aggregate amount of non-performing loans, at December 31, 2001 was $49 million or 0.19% of portfolio investments, compared to $38 million or 0.15% a year ago. Total allowances for credit losses totaled $46 million, compared to $43 million a year ago. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amounted to $374 million at December 31, 2001 ($327 million at December 31, 2000).

Liquidity

The Company uses a number of techniques to manage liquidity in the general funds. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities.

A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $15 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets

December 31 *(in $ millions)*	2001		2000	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 367	$ 367	$ 354	$ 354
Highly marketable securities				
Government bonds	5,896	6,077	5,503	5,625
Corporate bonds	6,669	6,586	6,400	6,357
Common/Preferred shares	946	983	783	844
Residential mortgages (insured)	1,265	1,295	1,431	1,422
Total	$ 15,143	$ 15,308	$ 14,471	$ 14,602

Cashable Liability Characteristics

December 31 *(in $ millions)*	2001	2000
Surrenderable insurance and annuity liabilities		
At market value	$ 2,735	$ 3,104
At book value	11,088	10,949
Total	$ 13,823	$ 14,053

Segregated Funds

The Investment Division and the Company's subsidiaries – GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors (GWLRA) – are the investment managers for the Company's segregated funds.

During 2001, the Company added 19 segregated funds and assets under management grew by $411 million or 2% to $19 billion at year-end. The growth in segregated funds was tempered with the declines in equity markets, which approximated 3% of beginning assets. In total, the Company offers over 250 segregated funds as part of Individual and Group Retirement Services lines of business, including 155 funds totaling $5 billion managed by 25 external managers as sub-advisors to GWLIM and LLIM.

Segregated Funds Assets

December 31 *(in $ millions)*	2001	2000	1999	1998	1997
Stocks	$ 11,414	$ 11,238	$ 9,025	$ 6,914	$ 6,180
Bonds	4,065	4,249	4,024	3,837	3,094
Mortgages	1,150	1,070	1,128	960	872
Real estate	1,767	1,383	1,119	877	415
Cash and other	697	742	434	371	402
Total	$ 19,093	$ 18,682	$ 15,730	$ 12,959	$ 10,963
Internally-managed	14,480	14,382	12,397	10,754	9,397
Externally-managed	4,613	4,300	3,333	2,205	1,566
Year over year growth	2%	19%	21%	18%	–

Outlook - Investment

In contrast to the robust growth posted in 1999 and 2000, this past year was a challenging one for the Canadian economy. A combination of the lagged effects of higher interest rates in 2000 and the impact of the events of September 11, 2001, together with slower world growth and weaker commodity prices, produced a noticeable business slowdown. While final figures have not yet been released, it is likely that real growth averaged less than 1.5%, compared with better than 4% in each of the previous two years.

Despite the current economic weakness, there are definite grounds for optimism moving into 2002 and beyond. During the past year, central banks in North America and overseas have been extremely stimulative in their monetary policy, both in lowering interest rates and in injecting liquidity into the financial system. At the same time, fiscal policy has become more expansive and energy prices have fallen, significantly bolstering consumer disposable incomes. This should provide a favourable backdrop for consumer spending which has already begun to rebound from its depressed levels following September 11. With some recovery likely in travel and tourism, a pickup in export markets as well as an anticipated firming in commodity prices, the overall economy should strengthen during 2002.

The reported average gain this coming year will likely be relatively low, under 2%, largely due to the post-Spring weakness in 2001. However, quarterly growth during the year may be surprisingly strong as inventories begin to be restocked – in excess of 2% during the first half and better than 3% during the balance of the year. This prospect of a strengthening economy should provide a favourable backdrop for a rebound in corporate profits, carrying into 2003.

Within the context of a strengthening economy, interest rates should begin to level off and spreads should tighten during the year. Stock market prices in general are anticipated to strengthen throughout the year and real estate values should remain relatively stable. For 2002, the Company will maintain its conservative investment and lending policies and continue to closely monitor credit quality. No significant change in credit loss experience is forecast for 2002.

BUSINESS SEGMENTS – GREAT-WEST

Group Insurance

Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ 2,026	$ 1,872
Net investment income	215	209
Fee and other income	61	51
Total income	2,302	2,132
Benefits and Expenses:		
Paid or credited to policyholders	1,739	1,630
Other	391	354
Net operating income before income taxes	172	148
Income taxes	67	59
Net income before minority and other interests	105	89
Minority and other interests	–	–
Net income before goodwill amortization	105	89
Amortization of goodwill	23	23
Net income	$ 82	$ 66
Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	82	66
Net income	$ 82	$ 66

Net income attributable to common shareholders increased 24% in 2001 to $82 million. The health account experienced strong morbidity gains as a result of improving experience in the medical, drugs and dental sub-lines of business. Price increases implemented in 2000 through adjustments to health care trend factors were the primary driver of the improved result. After experiencing significant morbidity improvements in the long-term disability business in 2000, the morbidity results in this line of business remained steady with pricing improvements offset by increasing incidence rates. The life account experienced improved mortality results, particularly in the small and mid-sized markets where death and waiver claims were lower than expected.

As a result of lower unit costs and an improved ability to recover administrative expenses incurred in the larger market, the expense gain component of earnings also increased in 2001. Interest gains also improved through effective margin management.

Overall premium income, which includes claims from ASO clients, was up 10% with premium income of $3.3 billion in 2001. This growth rate was driven by buoyant sales and improved persistency (client retention).

Sales were up 26% over 2000, with significant gains in all market segments. Sales in the large case and ASO markets were up sharply as the opportunities to add new clients at adequate premium levels improved due to price rationalization. The continued strong sales growth rate in the small and mid-sized case markets can be attributable to Great-West's industry leading distribution networks and market share position. Persistency continued to improve and the results are now close to long term expected levels.

Risk Analysis and Management

The basic risk related to group insurance focuses on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In health care products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict and adjudicate, and they tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

Outlook - Group Insurance

Demutualization and consolidation have resulted in price rationalization in the group marketplace. With Great-West's strategic position, in terms of low unit costs and extensive distribution capacity, the Company is well positioned for significant growth of group insurance premium and net operating income. In this new marketplace environment, the emergence of new technologies combined with the growth of the Internet, are creating new challenges and opportunities to expand the Company's markets and enhance growth. The Group Division will be focused on capitalizing on these opportunities by providing its plan sponsors, plan members and producers with direct and expanded access to its administration system in order to execute real-time transactions. As well, the Internet will facilitate new opportunities to introduce new products, supply information on specific topics and other financial products.

Group Insurance - Divisional Summary

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Small/mid-sized case	$ 1,078	$ 967	11%	$ 168	$ 139	21%
Large case – insured	948	905	5%	65	52	25%
– ASO	1,238	1,102	12%	72	52	38%
Total	$ 3,264	$ 2,974	10%	$ 305	$ 243	26%

Individual Insurance & Investment Products

Consolidated Net Income

Years ended December 31 (in $ millions)	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 628	$ 1,326	$ 1,954	$ 574	$ 1,302	$ 1,876
Net investment income	513	926	1,439	513	927	1,440
Fee and other income	311	–	311	279	–	279
Total income	1,452	2,252	3,704	1,366	2,229	3,595
Benefits and Expenses:						
Paid or credited to policyholders	799	1,843	2,642	719	1,863	2,582
Other	374	275	649	395	260	655
Net operating income before income taxes	279	134	413	252	106	358
Income taxes	104	116	220	95	83	178
Net income before minority and other interests	175	18	193	157	23	180
Minority and other interests	–	18	18	–	23	23
Net income before goodwill amortization	175	–	175	157	–	157
Amortization of goodwill	28	–	28	28	–	28
Net income	$ 147	$ –	$ 147	$ 129	$ –	$ 129
Summary of Net Income						
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	147	–	147	129	–	129
Net income	$ 147	$ –	$ 147	$ 129	$ –	$ 129

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West financial security advisors, as well as independent brokers and intercorporate agreements with other financial institutions.

Net income attributable to common shareholders increased 14% to $147 million, with the strongest growth in RIS and Individual Life Insurance. Results were primarily influenced by favourable mortality experience and effective management of expenses. Although participating life insurance portfolio earnings decreased due to lower investment yields, dividend scales remained the same as in 2000. The Company continues to realize the expense savings it anticipated as a result of the London Life acquisition and the restructuring of its distribution channels. Integration of Great-West and London Life is now complete.

Individual Insurance - Divisional Summary

Years ended (in $ millions)	Individual Life		Living Benefits	Total
	Participating	Non-Participating		
December 31, 2001				
Sales premium	$ 53	$ 43	$ 22	$ 118
Revenue premium income	1,326	263	118	1,707
December 31, 2000				
Sales premium	$ 57	$ 39	$ 20	$ 116
Revenue premium income	1,302	262	109	1,673

Individual Life Insurance

Individual life insurance sales, as measured by annualized premium, were $96 million in 2001, while revenue premium exceeded $1.5 billion.

Sales premium in 2001 was at the same level as 2000. New annualized premium from term insurance sales increased 5% over 2000. The Company enhanced its term insurance products in 2001 by improving the competitive position of rates with the assistance of reinsurance arrangements and improved mortality experience.

During the last two years, the Company expanded its life insurance product offering through two intercorporate agreements with third parties. These agreements provide universal life, term insurance and non-participating permanent products for the over $500,000 high-net-worth market. Sales of these products increased to $12 million, an 88% increase over 2000, while sales of the Company's universal life products decreased to $6 million in 2001 from $7 million in 2000.

Sales of participating policies decreased 8%, but were strong in the age 50+ market, where consumers are concerned with wealth management. The retrenchment of participating insurance sales in Canada by competitors, spurred by demutualization, continues to bolster the Company's dominant market position of more than 45% of Canadian participating insurance sales.

The Company's sound management of its participating insurance businesses enables it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. Participating portfolio investment returns were lower due to market conditions, which created pressure on earnings. However, favourable mortality, morbidity and expense levels allowed the Company to maintain policyholder dividend scales for 2001. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholders' account. In 2001, the total amount credited was $15 million.

In 2001, the Company introduced an electronic application for Investors Group consultants, who distribute Great-West's brand of life insurance products. All distribution channels are now equipped with electronic life insurance applications, which enhance administrative and underwriting efficiency, and help grow new business.

Risk Analysis and Management

The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management considers the industry's current pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

Living Benefits

Living Benefits sales, consisting of disability insurance and critical illness insurance, increased by more than 8% in 2001 for a total of $22 million in new annualized premium. This growth was due to sales of critical illness insurance. Overall revenue premium of $118 million increased by 8%, indicating strong persistency.

Critical illness insurance sales of $3 million in new annualized premium exceeded expectations. *Oasis*™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in 2001. Within a short period, Great-West's critical illness insurance has become a leading product in the market.

Disability insurance sales of $19 million in new annualized premium represented a 2% decrease in 2001. During this time, industry sales increased, mainly due to growth in guaranteed standard issue sales. To date, Great-West has not been a player in the guaranteed standard issue market, but will introduce a program to reach this market in 2002.

The self-employed market continues to be the main source of sales, accounting for approximately 70% of sales. This trend is supported by ongoing consolidation within several industries. The self-employed market will continue to be an important source of sales.

Great-West continues to be a leading provider of disability insurance and critical illness insurance.

Risk Analysis and Management

The most significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance.

Disability experience is highly cyclical and changes with economic conditions. A growing number of disability claims relate to stress and mental/nervous disorders, reflecting changes in the economy and attitudes towards these conditions. The incidence of these claims is more difficult to predict and adjudicate than many other conditions. In addition, they tend to last longer than claims related to other disabilities.

The Company manages this risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary [1]

Years ended *(in $ millions)*	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2001					
Sales premium					
Risk-based products	$ 417	$ 38	$ 9	$ 33	$ 497
Segregated funds	1,916	195	287	–	2,398
Revenue premium income					
Risk-based products	73	141	–	33	247
Segregated funds	1,586	737	308	–	2,631
Assets under administration					
Risk-based products	1,323	1,107	62	2,665	5,157
Segregated funds	10,012	3,838	5,243	–	19,093
Total	$ 11,335	$ 4,945	$ 5,305	$ 2,665	$ 24,250
December 31, 2000					
Sales premium					
Risk-based products	$ 617[2]	$ 59	$ 15	$ 35[2]	$ 726
Segregated funds	2,295	202	1,007	–	3,504
Revenue premium income					
Risk-based products	95[2]	63	–	45[2]	203
Segregated funds	1,817	677	996	–	3,490
Assets under administration					
Risk-based products	1,555[2]	1,148	67	2,767[2]	5,537
Segregated funds	9,494	3,698	5,490	–	18,682
Total	$ 11,049	$ 4,846	$ 5,557	$ 2,767	$ 24,219

(1) *Excludes Quadrus distributed mututal funds sales and assets.*
(2) *2000 values have been restated to reflect current classification.*

The Company's Retirement & Investment Services division experienced mixed sales results in 2001 compared with the previous year. The stock market downturn during the year, together with the events of September 11, 2001, contributed to consumer unease with investment funds and a slight market reversal towards preservation of capital and guarantees.

Within this difficult investment climate, total assets under administration remained stable. Growth continues in segregated funds, increasing 2% over 2000, while total asset growth was offset by the decline in guaranteed product assets due to low interest rates. According to mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets increased by only 1.5%, while the Company's individual savings plans segregated funds grew 5.5%.

The Company strengthened its leading market share position for individual segregated funds, increasing to 23.8% from 22.4%.

While gross sales of individual savings plans were below 2000 results, the Company's retention experience improved.

This higher retention experience contributed to higher net cash flow for individual savings plans in 2001, even though sales were lower. Net cash flow for individual segregated fund assets was 8% of beginning assets, compared with 7% for the Canadian mutual fund industry in 2001, as published by IFIC.

Group savings plan assets increased despite the poor equity market conditions of 2001. An increase in revenue premium combined with improved retention contributed to significantly improved net cash flow in 2001, compared to 2000. Sales decreased, with fewer large transfers in 2001. Continued enhancements in online services for group plan members contributed to national recognition as a leading Canadian e-business.

Group Investment Management sales for 2001 decreased from the previous year due to fewer large case sales.

The Company now offers 56 segregated funds to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients.

Mutual Funds

For several years, London Life was involved in the mutual funds market through London Financial Centre (LFC). In 2000, the Company rebranded LFC as Quadrus Investment Services (Quadrus), and established it as a mutual fund dealer for Freedom 55 Financial and Great-West investment representatives†.

In 2001, sales of mutual funds through Quadrus increased 18%, while assets increased 21% over 2000 levels. By year-end, Quadrus had more than 2,600 licensed investment representatives, an increase of 33% over the prior year.

Quadrus Investment Services *(in $ millions)*

Years ended December 31	2001	2000
Mutual fund sales	$ 138	$ 117
Distributed mutual fund assets	969	803

Quadrus offers 40 mutual funds under the Quadrus Group of Funds brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies. This year the exclusive Quadrus Group of Funds moved to an administrative platform managed by Mackenzie, providing our mutual fund clients with broader services. The Company expects significant growth in this relatively new line of business.

† *For the sale of mutual funds, licensed financial security advisors are referred to as "investment representatives."*

Risk Analysis and Management

The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under administration. Fluctuations in fund assets levels occur as a result of both changes in cash flow and general market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company advocates its clients follow a long-term asset allocation approach, which reduces the risk of cash flow changes due to market timing. The success of this approach was evident following the events of September 11, 2001, when the Company experienced minimal asset transfers to money market funds, compared with the mutual fund industry.

At December 31, 2001, 73% of individual segregated funds assets were in diversified funds and "fund of funds" investment profiles, which are designed to optimize returns within a given level of risk.

A risk facing the industry has been the trend towards promoting guarantees against losses on segregated fund investments. The new capital requirement introduced by OSFI at the end of 2000 (based on a risk-adjusted set of factors) influenced the industry to adopt significant changes in product design, with a trend towards more conservative guarantees and, in some cases, increased fees for clients. These changes further increased the competitiveness of the Company's products and lowered future risk for the industry as a whole. The vast majority of the Company's guarantees are for 75% of policyholder deposits, less withdrawals at maturity, rather than the more aggressive 100%.

Outlook - IIIP

Research conducted on Great-West's and Freedom 55 Financial's existing client base reveals a tremendous opportunity to offer retirement and investment products to clients who own insurance.

In the fall of 2001, Freedom 55 Financial introduced a new investment planning process, which the Company anticipates will significantly grow financial security advisors' productivity. In addition, managers across Canada are rolling out a new business planning and activity management tool, which will help members of Freedom 55 Financial and Great-West Individual Distribution to customize their 2002 marketing plans and increase productivity.

Canada's "mass affluent" and "high-net-worth" markets have doubled since 1993, and continue to grow quickly. Increasing the Company's share of these markets is a key priority. Within Freedom 55 Financial, the members of the Wealth & Estate Planning Group are specifically positioned to meet the needs of the mass affluent and high-net-worth markets.

Members of this group have access to highly-specialized products, planning tools and support services designed to serve high-net-worth clients.

Members of the Wealth & Estate Planning Group and Great-West Individual Distribution are participating in a business planning program to enhance the operation of their wealth management practice in 2002.

Another important initiative will be to provide financial security advisors with customized product support, which will be tailored to their career-stage and target markets.

This initiative will increase the average number of products per client and help position financial security advisors as our clients' primary advisor.

Already one of the largest mutual fund dealers in Canada in terms of distribution, Quadrus will look at opportunities to provide an even broader array of products to investors.

As part of its ongoing commitment to client service, the Division will further enhance technology support to financial security advisors so they can automate certain transactions on behalf of their clients.

Reinsurance & Specialty General Insurance

Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ 3,455	$ 2,878
Net investment income	473	421
Fee and other income	2	2
Total income	3,930	3,301
Benefits and Expenses:		
Paid or credited to policyholders	3,894	3,205
Other	78	61
Net operating income before income taxes	(42)	35
Income taxes	(12)	(10)
Net income before minority and other interests	(30)	45
Minority and other interests	2	3
Net income before goodwill amortization	(32)	42
Amortization of goodwill	8	8
Net income	$ (40)	$ 34
Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	(40)	34
Net income	$ (40)	$ 34

The Company conducts its reinsurance and specialty general insurance business primarily through London Reinsurance Group and London Guarantee, which participate in life, property and casualty, accident and health, annuity coinsurance and specialty general insurance, respectively, in specific niche markets.

The 2001 results include a charge in London Reinsurance Group for $82 million after tax, of which $73 million is attributable to common shareholders, related to estimated claims provision from the events of September 11, 2001.

Net Income Analysis

Years ended December 31 *(in $ millions)*	2001	2000
London Reinsurance Group	$ 39	$ 45
– September 11, 2001 charges	(73)	–
London Guarantee	(1)	10
London Life International	–	(22)
Other	(5)	1
Total	$ (40)	$ 34

London Reinsurance Group (LRG)

The Company's reinsurance business is conducted through London Reinsurance Group (LRG). LRG is a leading global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG is a composite reinsurer, reinsuring life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating companies in the United States, Barbados and Ireland. LRG is a market leader in the U.S. property and casualty finite retrocession market and holds a strong market share in the U.S. life financial reinsurance market.

Prior to the provision for the events of September 11, 2001, net income for 2001 was $6 million lower than 2000. LRG's core reinsurance product lines in the life, annuity and property and casualty businesses performed well.

The major underperforming lines were the accident and health reinsurance and syndicated property and casualty portfolios. The Company terminated its participation in the London, England accident and health and the syndicated property and casualty markets in 1999, and is actively managing the runoff of this business.

The majority of the September 11, 2001 loss came from LRG's property catastrophe portfolio that was written on both a financial reinsurance and traditional reinsurance basis. LRG expects to recover these losses over the next three or four years, from its multi-year financial reinsurance contracts or from anticipated premium increases on annually renewable traditional contracts. As part of its September 11 loss, LRG established reserves on its books for smaller losses in the accident and health, aviation and casualty portfolios.

London Reinsurance Group - Divisional Summary

Years ended December 31 *(in $ millions)*	2001		2000	
	Premium Income	Assets	Premium Income	Assets
Line of Business				
Life and property and casualty	$ 3,110	$ 5,550	$ 2,507	$ 4,628
Annuity	150	909	217	997
Accident and health	99	90	86	81
Capital and surplus	–	717	–	758
	$ 3,359	$ 7,266	$ 2,810	$ 6,464
Geographic				
Barbados	$ 3,101	$ 5,766	$ 2,551	$ 5,107
Other	258	1,500	259	1,357
	$ 3,359	$ 7,266	$ 2,810	$ 6,464

Premium income increased in 2001 primarily due to the nature of underlying life and property and casualty reinsurance contracts written in 2001. A greater number of structured reserve transfer deals were written in 2001 than in 2000.

Risk Analysis and Management

LRG continues to manage its own risk through the diversification of its business by client, geographic area and type of risk insured. LRG's base of lower risk financial reinsurance business, together with a conservative approach to underwriting, investment and financial management allows LRG to react to a changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. LRG has a U.S. $1.5 billion syndicated letter of credit facility.

Outlook - LRG

The events of September 11 will affect the international reinsurance markets for many years to come. Losses suffered by reinsurers and the subsequent influx of capital into new and existing reinsurance entities will create challenges for some, and tremendous opportunity for others.

LRG's strategies have not changed as a result of September 11 or the shifting reinsurance markets. LRG will maintain its strategy of offering financial reinsurance and expertise to core clients, primarily on a retrocession basis.

LRG expects the reinsurance market to improve substantially in 2002 with increased premium rates and improved terms and conditions. The amount of new capital being raised, however, injects some caution into LRG's forecast.

The reinsurance business LRG wrote in the syndicated property and casualty and the accident and health markets continues to produce disappointing results while in run-off. LRG expects the negative financial impact of this business to continue to decrease over time.

As a retrocessionaire LRG continues to develop strong business relationships in the reinsurance and insurance industry on a global basis. LRG underwrites both life and non-life reinsurance contracts using a conservative and disciplined approach to underwriting.

London Guarantee

On August 3, 2001, London Insurance Group announced an agreement to sell its interest in London Guarantee Insurance Company, subject to the satisfaction of certain conditions contained in the agreement. At December 31, 2001, the transaction has not been completed.

Within its core businesses, London Guarantee has historically differentiated itself from the competition through the quality of its underwriting and by maintaining strong relationships with its key brokers. This has permitted the Company to historically achieve levels of growth and underwriting profitability that have compared very favourably with the property and casualty industry in general. 2001 proved to be an exception with respect to underwriting profitability because of claims arising from a single large client.

Total premium income increased to $96 million in 2001 from $68 million in 2000. Premiums from the Company's surety lines grew by more than 22%, reflecting its dominant position in central Canada and its penetration into the northeastern United States. The Company's commitment to remain focused on underwriting quality and key broker relationships will ensure its continued success and status as the largest surety underwriter in Canada.

London Guarantee's premium income from its corporate risk lines grew by more than 25% in 2001, and its performance across Canada remained solid. The Company expects a continuation of this strong rate of growth into 2002.

Risk Analysis and Management

London Guarantee insures a broad range of risks within each of its product lines. Its major markets are diverse and stretch across Canada and into the northeastern United States.

In order to protect its capital and its underwriting results, London Guarantee has risk-sharing arrangements in place with well-established North American and European reinsurance companies.

Corporate

The Corporate segment is mainly used to record the business activities of Lifeco, as well as those that are not associated with the major business units of Great-West. The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, as well as the reconciliation of total income taxes reported for the shareholder account and the internal allocation of income taxes to the major units. Commencing in 2001, the Corporate segment also includes the operations of the United States branch of Great-West.

Corporate - Consolidated Net Income

Years ended December 31 (in $ millions)	2001	2000
Income:		
Premium income	$ 16	$ –
Net investment income	125	115
Fee and other income	17	14
Total income	158	129
Benefits and Expenses:		
Paid or credited to policyholders	33	6
Other	17	11
Net operating income before income taxes	108	112
Income taxes	(7)	24
Net income before minority and other interests	115	88
Minority and other interests	22	27
Net income before goodwill amortization	93	61
Amortization of goodwill	3	2
Net income	$ 90	$ 59

Summary of Net Income

	2001	2000
Preferred shareholder dividends	$ 30	$ 31
Net income – common shareholders	60	28
Net income	$ 90	$ 59

Net income for the Corporate segment of Canadian shareholder operations in 2001 was $90 million, compared to $59 million for 2000. As a result of the Corporate reorganization on December 31, 2000, $7 million of net income from the United States branch of Great-West is included in this result for 2001 (not included in 2000). As well, net income reflects a favourable change in provisions for current and future income taxes due to both lower rates and revisions to the estimated pattern or incidence of future tax to which tax rate reductions apply.

UNITED STATES - 2001 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

Financial Information - United States Operations

Consolidated Operations

Years ended December 31 (in $ millions)	2001			2000			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income (1)	$ 2,601	$ 425	$ 3,026	$ 2,944	$ 406	$ 3,350	-10%
Net investment income	927	534	1,461	976	488	1,464	-%
Fee and other income	1,467	–	1,467	1,295	–	1,295	13%
Total income	4,995	959	5,954	5,215	894	6,109	-3%
Benefits and Expenses:							
Paid or credited to policyholders	2,796	926	3,722	3,098	853	3,951	-6%
Other	1,604	22	1,626	1,530	28	1,558	4%
Special Charges	204	–	204	–	–	–	-%
Net operating income before income taxes	391	11	402	587	13	600	-33%
Income taxes	120	9	129	191	9	200	-36%
Net income before minority and other interests	271	2	273	396	4	400	-32%
Minority and other interests	–	2	2	6	4	10	-80%
Net income before goodwill amortization	271	–	271	390	–	390	-31%
Amortization of goodwill	4	–	4	4	–	4	-%
Net income	$ 267	$ –	$ 267	$ 386	$ –	$ 386	-31%
Summary of Net Income							
Preferred shareholder dividends	$ 1	$ –	$ 1	$ –	$ –	$ –	-%
Net income – common shareholders	266	–	266	386	–	386	-31%
Net income	$ 267	$ –	$ 267	$ 386	$ –	$ 386	-31%
(1) Excludes – segregated funds deposits	$ 5,019	$ -	$ 5,019	$ 4,611	$ -	$ 4,611	9%
– self-funded premium equivalents (ASO)	$ 8,861	$ -	$ 8,861	$ 7,695	$ -	$ 7,695	15%

(2) *Results include a non-recurring charge of $204 million pre-tax ($133 million after-tax) plus operating losses of $32 million after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, previously reported at June 30, 2001, as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the twelve months ended December 31, 2001 was a reduction of $165 million after-tax.*

Reference is made to note 18 of the Lifeco financial statements, Segmented information, for the presentation of GWL&A.

Management's Discussion and Analysis (cont'd)

Net Income – Shareholders

Years ended December 31 (in $ millions)	2001	2000	% Change
Employee Benefits			
– Alta non-recurring charges	$ (165)	$ –	–
– Other	246	205	20%
Financial Services	210	174	21%
Corporate	(24)	7	–
	$ 267	$ 386	-31%

Net income from United States Operations for 2001 was $267 million, compared to $386 million for 2000.

The decrease in earnings compared to a year ago was primarily related to Alta Health & Life Insurance Company. A non-recurring charge of $204 million ($133 million after tax) and operating losses of $32 million after tax, both associated with Alta, are included in Employee Benefits 2001 results.

The positive earnings results, after excluding the impact of special non-recurring charges associated with Alta, reflect improvement in individual mortality, an increase in fee income in Financial Services, and an increase in expense recoveries in the group life and health block of business, offset by unfavourable group morbidity particularly in the small case market.

In terms of reportable segments, a discussion of those results follows in the major business unit reports.

Premiums and Deposits

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Employee Benefits						
Group life and health	$ 10,570	$ 9,439	12%	$ 1,014	$ 1,452	-30%
401(k)	2,838	2,938	-3%	1,169	1,553	-25%
Financial Services						
Savings	1,925	1,916	–%	1,025	1,035	-1%
Insurance	1,573	1,363	15%	867	875	-1%
	$ 16,906	$ 15,656	8%	$ 4,075	$ 4,915	-17%
Summary by Type						
Risk-based products	$ 3,026	$ 3,350	-10%			
ASO contracts	8,861	7,695	15%			
Segregated funds deposits:						
– Individual products	1,369	959	43%			
– Group products	3,650	3,652	–%			
Total premiums and deposits	$ 16,906	$ 15,656	8%			

The 8% increase in premium income and deposits in 2001 was comprised of growth in Employee Benefits premium income and deposits of $1.0 billion, and an increase in Financial Services premium income and deposits of $219 million. The growth in the Employee Benefits segment is primarily due to premium equivalents on ASO contracts which reflect higher medical claims in 2001. The increase of $219 million in Financial Services premium income was due to increased segregated fund Bank-Owned Life Insurance (BOLI) premium and increased single premium in the public non-profit business.

The decrease in the risk-based products of 10% primarily reflects a reduction in group life and health premiums of $35 million and a decrease in life insurance premium of $247 million associated with BOLI. The segregated funds increase of 43% in individual products is primarily driven by the sales of the BOLI variable life product.

Premiums and Deposits


ASO contracts 52% (49%)
Risk-based products 18% (21%)
Segregated funds deposits - Group products 22% (23%)
Segregated funds deposits - Individual products 8% (7%)

2000 figures are shown in brackets

Net Investment Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Gross investment income	$ 1,476	$ 1,479	–%
Less: Investment expenses	15	15	–%
Net investment income	$ 1,461	$ 1,464	–%

Net investment income for 2001, representing the investment revenue from general funds assets (excludes segregated funds assets) remained the same as 2000, reflecting a combination of market conditions and minimal growth in the general account portfolio. The bond component of net investment income remains at 70% in 2001, as the Company continues to invest primarily in investment grade bonds.

Bonds 70% (70%)
Mortgage loans 7% (8%)
Loans to policyholders 21% (20%)
Other 1% (1%)
Real estate 1% (1%)

2000 figures are shown in brackets

Fee Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Segregated funds	$ 252	$ 259	-3%
ASO contracts	1,105	963	15%
Other	110	73	51%
	$ 1,467	$ 1,295	13%

Fee income is derived from the management of segregated funds assets and the administration of group health ASO business. The increase in fee income in 2001 is a combination of General American and Allmerica growth more than offsetting a decrease in Alta business. The decrease in segregated funds fees reflects the impact of weakening U.S. equity markets.

Fee Income

ASO contracts 75% (74%)
Segregated funds 17% (20%)
Other 8% (6%)

2000 figures are shown in brackets

Paid or Credited to Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For risk-based products the amount paid or credited to policyholders decreased 6% when compared to 2000. The decrease is primarily related to a decrease in actuarial liabilities of $246 million, which is primarily associated with a reduction in fixed BOLI premium.

Policyholder dividends credited in 2001 were $200 million, compared to $181 million in 2000.

Other *(in $ millions)*

Years ended December 31	2001	2000	% Change
Total expenses	$ 1,287	$ 1,199	7%
Less: Investment expenses	15	15	–%
Operating expenses	1,272	1,184	7%
Commissions	296	304	-3%
Premium taxes	58	70	-17%
Total	$ 1,626	$ 1,558	4%

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Operating expenses for 2001 are higher than 2000 levels by 7% or $88 million. The change in the U.S. conversion rate in 2001 accounts for $62 million of the increase. Expenses are $31 million higher for the Employee Benefits segment, primarily due to the acquisition of Allmerica business.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The decrease of 3% is mostly related to Employee Benefits as sales were off over 30% in group life and health business.

Consolidated Balance Sheet - United States Operations

Years ended December 31 *(in $ millions)*	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,836	$ 8,009	$ 22,845	$ 13,814	$ 7,091	$ 20,905
Goodwill	66	–	66	77	–	77
Other assets	1,249	309	1,558	1,367	278	1,645
Total assets	$ 16,151	$ 8,318	$ 24,469	$ 15,258	$ 7,369	$ 22,627
Segregated funds assets			19,774			18,477
Total assets under administration			$ 44,243			$ 41,104
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 11,847	$ 7,832	$ 19,679	$ 11,857	$ 6,945	$ 18,802
Net deferred gains on portfolio investments sold	123	8	131	99	2	101
Other liabilities	2,038	243	2,281	1,249	203	1,452
Total liabilities	14,008	8,083	22,091	13,205	7,150	20,355
Minority and other interests	–	235	235	–	219	219
Capital stock and surplus	2,143	–	2,143	2,053	–	2,053
Total liabilities, capital stock and surplus	$ 16,151	$ 8,318	$ 24,469	$ 15,258	$ 7,369	$ 22,627

Assets

Total assets under administration increased $3.1 billion or 7.6% in 2001 when compared to the year ended December 31, 2000. Segregated funds assets increased $1.3 billion due to the change in U.S. exchange rates which contributed $1.2 billion, while the weakening of the equity markets in the United States offset new cash flow in 2001. The invested assets of the general fund increased $1.9 billion through a combination of the change in U.S. exchange rates, which resulted in a $1.3 billion increase, and growth in guaranteed public non-profit and individual life businesses.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2001 remained flat at $1.5 billion. The Company's overall investment portfolio earned a yield of 7.4% in 2001, compared to 7.6% in 2000.

In 2001, funds available for investment and mortgages subject to renewal and rate adjustment totaled $1.9 billion, and were placed as follows:

- 40% in U.S. government and agency bonds,
- 58% in other bonds,
- 2% in mortgage renewals.

Asset Distribution

December 31 *(in $ millions)*	2001		2000	
Government bonds	$ 5,012	22%	$ 3,608	17%
Corporate bonds	11,301	50	11,173	54
Mortgages	977	4	1,265	6
Stocks and real estate	327	1	285	1
Sub-total portfolio investments	17,617		16,331	
Cash & certificates of deposit	448	2	344	2
Policy loans	4,780	21	4,230	20
Total invested assets	$ 22,845	100%	$ 20,905	100%

The Company's new bond investments included not only publicly-traded securities, but also well-structured private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2002 investment program.

As of December 31, 2001, approximately 95% of the Company's invested assets were cash, bonds or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 97% of the portfolio rated investment grade.

Bond Portfolio Quality *(excludes $578 million short-term investments, $544 million in 2000)*

December 31 *(in $ millions)*	2001		2000	
Estimated Rating				
AAA	$ 9,131	58%	$ 7,565	53%
AA	1,415	9	1,452	10
A	2,203	14	2,292	17
BBB	2,580	16	2,739	19
BB or lower	406	3	189	1
Total	$ 15,735	100%	$ 14,237	100%

Structured securities remain at 46% of the bond portfolio, and corporate bonds at 54% of the bond portfolio. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The aggregate amount of non-performing loans at December 31, 2001 was $138 million or 0.8% of portfolio investments, up from $34 million or 0.2% at the end of 2000. Total allowances for credit losses were $100 million at year-end 2001, compared to $104 million at the end of 2000.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2002.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 89% of policy liabilities are non-cashable prior to maturity, subject to market value adjustments or withdrawal penalties.

Cashable Liability Characteristics

December 31 *(in $ millions)*	2001	2000
Surrenderable insurance and annuity liabilities		
At market value	$ 6,812	$ 6,056
At book value	6,859	6,683
Total	$ 13,671	$ 12,739

Liquid Assets

December 31 *(in $ millions)*	2001		2000	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 448	$ 448	$ 344	$ 344
Highly marketable securities				
Government bonds	3,566	3,603	2,430	2,279
Corporate bonds	7,658	7,778	7,260	7,243
Common/Preferred shares	119	117	104	144
Total	$ 11,791	$ 11,946	$ 10,138	$ 10,010

At December 31, 2001, United States Operations had $400 million repurchase agreements with third-party broker-dealers; there were no repurchase agreements at December 31, 2000; and had $154 million of outstanding commercial paper at December 31, 2001, compared with $146 million at December 31, 2000.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Segregated Funds

The Company continues to offer a broad selection of mutual and segregated funds. During 2001, such funds administered by the Company grew to $19.8 billion, reflecting the change in U.S. exchange rates, compared with $18.5 billion at year-end 2000.

Outlook - Investment

A synchronized global economic slowdown was the theme of 2001. The U.S. economy is currently in recession, as are economies around the world. Policymakers, both domestically and internationally, cut short-term interest rates throughout 2001 as growth slowed or contracted. A very moderate upturn in U.S. economic growth is expected in the second half of 2002; foreign economies are expected to lag a U.S. economic turnaround by at least one quarter. Ultimately, very aggressive monetary and fiscal policy will provide support for the U.S. economy.

In the U.S., the Federal Reserve Board cut short-term interest rates eleven times over the course of the year, from 6.50% to the current rate of 1.75%. Interest rates across the curve established lows in early November and have been trading in a range since then. It is likely that yields will decline again as inflation slows further in the first part of the recovery, and then will resume their upward bias.

The Company's investment portfolio is well positioned for a rising interest rate environment pending economic recovery. The portfolio is well diversified and comprised of high quality, relatively stable assets. The Company has taken advantage of wide spreads across asset classes, opportunistically adding exposure to investment grade bonds appropriate for the expected economic and interest rate environment, as well as liability requirements. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Segregated Funds Assets

December 31 *(in $ millions)*	2001	2000	1999	1998	1997
Variable funds	$ 16,103	$ 16,394	$ 16,771	$ 14,588	$ 10,545
Stable asset accounts	3,671	2,083	1,227	847	654
Total	$ 19,774	$ 18,477	$ 17,998	$ 15,435	$ 11,199
Year over year growth	7%	3%	17%	38%	–

BUSINESS SEGMENTS - GWL&A

Employee Benefits

Consolidated Net Income

Years ended December 31 (in $ millions)	2001	2000
Income:		
Premium income	$ 1,749	$ 1,785
Net investment income	136	136
Fee and other income	1,254	1,117
Total income	3,139	3,038
Benefits and Expenses:		
Paid or credited to policyholders	1,488	1,446
Other	1,333	1,278
Special Charges	204	–
Net operating income before income taxes	114	314
Income taxes	31	106
Net income before minority and other interests	83	208
Minority and other interests	–	–
Net income before goodwill amortization	83	208
Amortization of goodwill	2	3
Net income	$ 81	$ 205
Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	81	205
Net income	$ 81	$ 205

Net income for Employee Benefits increased 20% in 2001, before one-time charges of $133 million and operating losses of $32 million, net of tax, related to Alta Health & Life Insurance Company (Alta), as discussed below.

Medical costs and utilization trends were higher in 2001, which contributed to a decrease in operating performance.

Overall group life and health membership was down 18%, reflecting discontinuance of Alta new business, strong renewal rate action and the general decline in the economy.

401(k) premiums and deposits decreased 3% from $2.9 billion in 2000 to $2.8 billion in 2001, as a result of lower new case sales and higher termination rates in 2001.

Employee Benefits - Divisional Summary

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Group life and health – guaranteed	$ 1,709	$ 1,744	-2%	$ –	$ 6	–
– ASO	8,861	7,695	15%	1,014	1,446	-30%
Group life and health fee income	1,105	963	15%	–	–	–
401(k)	2,838	2,938	-3%	1,169	1,553	-25%
401(k) fee income	149	154	-3%	–	–	–
Total	$ 14,662	$ 13,494	9%	$ 2,183	$ 3,005	-27%

Group Life and Health

The 2001 premiums and deposits for group life and health were $10.6 billion, an increase of 12% from 2000, due to an increase in ASO equivalents, reflecting higher medical claims.

The Company acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to the Company's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, the Company incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers will eventually be moved to GWL&A contracts. All Alta sales and administration staff became employees of the Company and the underwriting functions will be conducted by the underwriting staff of the Company. Alta's operating performance has improved in the fourth quarter of 2001, as the result of pricing changes initiated during 2001.

Fee income increased 15% from $963 million in 2000 to $1.1 billion in 2001. This increase is due to a combination of an amendment to a specific reinsurance contract, which is offset with higher operating expenses, significant price increases in the overall group health block of business, and fee increases from service providers.

Benefits and expenses increased 3% from $2.6 billion in 2000 to $2.7 billion in 2001, due to higher medical costs and increased utilization.

Effective March 2000, GWL&A assumed a block of group life and health business from Allmerica and converted each case at renewal to GWL&A administration. In addition, the Company acquired the Allmerica life and health sales organization, which expanded its sales distribution capacity and increased market penetration in cities where the Company did not have a sales office.

Effective January 1, 2000, the Company acquired the group life and health business of General American. GWL&A coinsured all the risks associated with the General American block of business in 2000. Effective January 2001, GWL&A assumed the General American business through an assumption reinsurance transaction. The acquisition added 904,000 and 992,000 medical members and $3.6 billion and $3.0 billion of equivalent premium income for 2001 and 2000, respectively.

The total life and health block of business is comprised of 2.6 million members at December 31, 2001, down from 3.1 million members a year ago.

401(k)

The 401(k) new case sales decreased from 973 in 2000 to 598 in 2001 which, in conjunction with higher terminations, led to a net case decline for 2001. However, the business was able to maintain a consistent level of lives. The total 401(k) block of business under administration is comprised of 6,888 employer groups and more than 545,000 individual participants, compared to 6,975 employer groups and more than 550,000 individual participants in 2000.

During 2001, the in-force block of 401(k) business had higher terminations, which resulted in persistency of 90%, compared to 92% in 2000. Total assets under administration decreased from $12.2 billion to $11.9 billion. The decrease in assets is primarily attributed to weakening equity markets in the U.S. Net cash flow decreased to over $725 million from just over $750 million in 2000.

Participants can elect to contribute funds to either GWL&A's internally managed funds or externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, American Century, Janus, INVESCO, and Dreyfus. The Company continues to review investment opportunities for participants. The 401(k) products currently offered permit the customer to elect between a product with and without variable asset charges and allow participants to access a self-directed brokerage account.

Risk Analysis and Management

There are risk factors associated with both the group life and health and 401(k) lines of business.

Health care risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in the health care delivery system, such as the development of new practice standards or breakthrough treatments.

The Company manages some of these risks through product design. Currently, there is an industry movement to control utilization by offering plans that pass on more of the health care costs to members. The Company strives to ensure profitability through premium repricing and underwriting management, product design and contract administration. An example of this concept is the extensive use of self-funded health care plans. The Company manages utilization through ONE Corp., which is also responsible for negotiating provider contracts. The Company is investing in enhanced managed care programs and service, and continues to emphasize quality assurance programs.

The Company managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through increasing the proportion of its business using products without a variable asset charge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Outlook - Employee Benefits

In order to remain competitive, a focused effort on provider contracting is essential to ensure strong morbidity results. Sales efforts will be streamlined and concentrated on self-funded products. Continued emphasis will be placed on expense economies and synergies to ensure competitive administrative costs. Efficiency will be improved through implementation of system initiatives and through process redesign. The successful reorganization of business units will remain an important operational issue from both a cost and quality perspective.

The Company will continue to enhance its One Health Plan managed care subsidiaries with continued emphasis on medical claims management. In 2001, the Company began converting to a three-tier prescription drug program that will continue into 2002 and will help reduce drug costs. The Company's Internet-based disease management program for members with diabetes, asthma, coronary heart disease and other chronic illnesses will be expanded in 2002 to include new conditions.

Delivering cost-effective, value-added services via the Internet will continue to be a main focus for the Company. The Company has implemented online enrollment capabilities for 401(k) participants, as well as an online Investment Advisor to provide 401(k) participants with personal investment advice via the Internet. Online enrollment for life and health members was implemented in 2001. As a further enhancement to the Company's Internet services, online billing is scheduled for implementation in 2002 and will provide its customers with improved service, as well as generate cost savings to the Company.

Financial Services

Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 852	$ 425	$ 1,277	$ 1,159	$ 406	$ 1,565
Net investment income	801	534	1,335	798	488	1,286
Fee and other income	213	–	213	178	–	178
Total income	1,866	959	2,825	2,135	894	3,029
Benefits and Expenses:						
Paid or credited to policyholders	1,310	926	2,236	1,650	853	2,503
Other	257	22	279	228	28	256
Net operating income before income taxes	299	11	310	257	13	270
Income taxes	88	9	97	82	9	91
Net income before minority and other interests	211	2	213	175	4	179
Minority and other interests	–	2	2	–	4	4
Net income before goodwill amortization	211	–	211	175	–	175
Amortization of goodwill	1	–	1	1	–	1
Net income	$ 210	$ –	$ 210	$ 174	$ –	$ 174

Summary of Net Income

Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	210	–	210	174	–	174
Net income	$ 210	$ –	$ 210	$ 174	$ –	$ 174

Total net income for Financial Services increased 21% in 2001, reflecting higher earnings from an increase in investment margins, additional fee income from new third-party administration cases, and improved mortality.

Sales and premium income results are discussed below by major business unit. Overall, 2001 sales (including separate account sales) were essentially flat with 2000 levels, as fixed Bank-Owned Life Insurance (BOLI) premiums in 2001 were lower than 2000 by $260 million. This was mostly offset by 2001 variable BOLI single premiums being $243 million higher than 2000 variable sales.

A regulated percentage of returns in the participating account is credited to the shareholders' account. In 2001 the amount credited was $10.4 million, which was down slightly from the 2000 amount of $11.3 million.

Financial Services - Divisional Summary

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Savings	$ 1,925	$ 1,916	–%	$ 1,025	$ 1,035	-1%
Savings fee income	185	165	12%	–	–	–
Insurance	1,573	1,363	15%	867	875	-1%
Insurance fee income	28	13	115%	–	–	–
Total	$ 3,711	$ 3,457	7%	$ 1,892	$ 1,910	-1%

Savings

Premiums and deposits totaled $1.9 billion in 2001, unchanged from 2000. Premiums from separate account products were $1.2 billion in 2001, unchanged from a year ago; while fixed premiums totaled $703 million in 2001 and $744 million in 2000.

Savings fee income increased $20 million or 12% in 2001 to $185 million. The growth in fee income was the result of new sales and the increase in revenue from additional new participants in FASCorp, an administrative services company. These increases more than offset the decreased fees on variable funds related to the weakness in the equity markets. The increase in insurance fee income to $28 million from $13 million reflects the growth in variable BOLI business.

The Financial Services core savings business is the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts, increased 7.9% during 2001 to $12.7 billion. Fixed assets increased slightly from $5.6 billion in 2000 to $6.0 billion in 2001. The significant variable sales in 2001 helped to offset the impact of the reduction associated with the lower U.S. equity markets resulting in an overall growth of variable assets from $6.1 billion in 2000 to $6.7 billion in 2001.

Financial Services again experienced an exceptionally high retention rate on P/NP contract renewals. Part of this customer loyalty comes from initiatives to provide high-quality service while controlling expenses.

The Company continued to limit sales of GICs and to allow this block of business to contract in response to the highly competitive GIC market.

The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally managed funds offered to participants in 2001 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Templeton, T. Rowe Price and Vista.

Customer participation in fixed income segregated funds increased, as many customers prefer the combination of the security of fixed income securities and segregated funds assets. Assets under management for these segregated funds totaled $1.9 billion in 2001, compared to $1.1 billion in 2000.

FASCorp administered records for approximately 2.2 million participants in 2001, compared to 1.9 million in 2000.

The Company continues to develop the relationship with Charles Schwab, Inc. In 2001, Charles Schwab sold $369 million of annuities, compared to $414 million in 2000.

Risk Analysis and Management
Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Life Insurance

Individual life insurance revenue premiums and deposits increased slightly from $1.4 billion in 2000 to $1.6 billion in 2001. The insurance lines are experiencing the same trend that the savings business has seen over the last few years, as $999 million of BOLI premiums were recorded as segregated funds deposits, compared to $540 million in 2000.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on Corporate-Owned Life Insurance (COLI) products. As a result of these legislative changes, the Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not have a material impact on the Company's operations.

Bank sales of life insurance in 2001 grew to 32,705 policies compared to 13,288 sold in 2000. The Company continues to emphasize this line of business by expanding the number of large financial institutions offering the Company's life insurance products.

The Company continues to develop the marketing of institutional life policies through other institutional customers, such as Charles Schwab, Inc., and certain Internet-based brokers, such as QuoteSmith.com. In 2001, these channels sold 4,775 life insurance policies, compared to 4,081 insurance policies in 2000.

Risk Analysis and Management
The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing the retention of the business. On new sales in the institutional markets, reinsurance has been obtained for at least 50% of the mortality risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.

Outlook - Financial Services

Increased emphasis on the need for retirement funds in the maturing government employee market is expected to continue the flow of deposits into the retirement accounts of existing participants. The shortage of employees in the job market has led the government markets to introduce employer-matching plans which should also increase the number of potential government employees who contribute to retirement plans. The current market trend of replacing existing defined benefit plans with defined contribution plans is expected to provide marketing opportunities in the future. The Company has participated in proposals for the few cases that have converted and has had success with its current marketing strategy.

Continued management emphasis on the reduction of unit costs in FASCorp will allow the Company to remain competitive in the record keeping market. The increase of 300,000 new lives under administration in FASCorp in 2001 is indicative of this trend, which is expected to continue in the future.

Individual annuities have experienced substantial growth in the variable market with the Schwab non-qualified annuities. Sales are expected to increase, as the Schwab annuity is a very competitively priced product distributed through a well-known and respected broker. In late 2001, Schwab introduced a new variable annuity product for its customers with larger account balances that will have a lower asset charge. This is expected to increase product sales in 2002.

Individual bank policy sales are expected to grow by 50% over the number of policies sold in 2001. Distribution channels are presently established in four large banks and management plans to expand into additional banks in 2002. BOLI sales are expected to continue to be strong in the segregated funds market.

Corporate

The Corporate segment is mainly used to record the business activities of Lifeco, as well as those that are not associated with the major business units of GWL&A. The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, forward foreign exchange contracts, U.S. withholding taxes on dividends, and prior years' tax adjustments.

Net loss for the Corporate segment of United States shareholder operations in 2001 was $24 million, compared to net income of $7 million for 2000, primarily reflecting the net settlement of forward foreign exchange contracts, which are described in note 1(c) to the financial statements.

Corporate - Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ –	$ –
Net investment income	(10)	42
Fee and other income	–	–
Total income	(10)	42
Benefits and Expenses:		
Paid or credited to policyholders	(2)	2
Other	14	24
Net operating income before income taxes	(22)	16
Income taxes	1	3
Net income before minority and other interests	(23)	13
Minority and other interests	–	6
Net income before goodwill amortization	(23)	7
Amortization of goodwill	1	–
Net income	$ (24)	$ 7

Summary of Net Income

	2001	2000
Preferred shareholder dividends	$ 1	$ –
Net income – common shareholders	(25)	7
Net income	$ (24)	$ 7

Management's Responsibility

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best estimate due to dependency on subsequent events. These estimates are based on careful judgements and have been properly reflected in the financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

In carrying out its responsibilities, management maintains appropriate systems of internal and administrative controls designed to provide reasonable assurance that the financial information produced is relevant and reliable.

The consolidated financial statements were approved by the Board of Directors, which has overall responsibility for their contents. The Board of Directors is assisted with this responsibility by its Audit Committee, which consists entirely of Directors not involved in the daily operations of the Company. The function of the Audit Committee is to:

- Review the quarterly and annual financial statements and recommend them for approval to the Board of Directors.
- Review the systems of internal control and security.
- Recommend the appointment of the external auditors and their fee arrangements to the Board of Directors.
- Review other audit, accounting, financial and security matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to approve the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged. The Committee is readily accessible to the external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company, and Great-West Life & Annuity Insurance Company, appoints an actuary who is a Fellow of the Canadian Institute of Actuaries. The actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's appointed external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements are free of material misstatement and present fairly the financial position of the Company in accordance with generally accepted accounting principles.

William T. McCallum	**Raymond L. McFeetors**	**Mitchell T.G. Graye**	**William W. Lovatt**
Co-President and Chief Executive Officer	*Co-President and Chief Executive Officer*	*Vice-President Finance, United States*	*Vice-President Finance, Canada*

January 30, 2002

Summary of Consolidated Operations

(in millions of dollars except earnings per common share)

	For the years ended December 31	
	2001	2000
Income		
Premium income	$ 10,477	$ 9,976
Net investment income	3,713	3,649
Fee and other income	1,858	1,641
	16,048	15,266
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,030	11,374
Commissions	696	694
Operating expenses	1,941	1,816
Premium taxes	124	129
Special charges *(note 19)*	204	–
Net operating income before income taxes	1,053	1,253
Income taxes – current	427	540
– future	(30)	(89)
Net income before minority and other interests	656	802
Minority and other interests *(note 7)*	44	63
Net income before amortization of goodwill	612	739
Amortization of goodwill	66	65
Net income	$ 546	$ 674
Earnings per Common Share *(note 11)*		
Basic	$ 1.387	$ 1.722
Diluted	$ 1.365	$ 1.674

Summary of Net Income

	2001	2000
Preferred shareholder dividends	$ 31	$ 31
Net income - common shareholders	515	643
Net income	$ 546	$ 674

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2001	2000
Assets		
Bonds *(note 3)*	$ 32,581	$ 30,326
Mortgage loans *(note 3)*	8,369	8,787
Stocks *(note 3)*	1,379	1,133
Real estate *(note 3)*	1,272	1,212
Loans to policyholders	6,213	5,583
Cash and certificates of deposit	837	740
Funds withheld by ceding insurers	4,477	3,555
Premiums in course of collection	410	606
Interest due and accrued	543	558
Future income taxes *(note 13)*	317	275
Goodwill	1,604	1,679
Other assets	1,157	1,300
Total assets	$ 59,159	$ 55,754

Approved by the Board:

Director

Director

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2001	2000
Liabilities		
Policy liabilities		
Actuarial liabilities *(note 5)*	$ 43,909	$ 41,537
Provision for claims	753	747
Provision for policyholder dividends	355	335
Provision for experience rating refunds	834	661
Policyholder funds	1,748	1,819
	47,599	45,099
Commercial paper and other loans *(note 6)*	1,075	1,032
Current income taxes	508	433
Other liabilities	2,181	1,982
Repurchase agreements	400	–
Net deferred gains on portfolio investments sold *(note 3)*	1,049	1,095
	52,812	49,641
Minority and other interests *(note 7)*	1,950	1,933
Capital Stock and Surplus		
Capital stock *(note 8)*	2,083	2,086
Surplus	1,951	1,868
Provision for unrealized gain on translation of net investment in foreign operations	363	226
	4,397	4,180
Liabilities, capital stock and surplus	$ 59,159	$ 55,754

Consolidated Statement of Surplus

(in millions of dollars)

	For the years ended December 31	
	2001	2000
Balance, beginning of year		
As previously reported	$ 1,868	$ 1,553
Change in accounting policy *(note 10)*	–	(44)
As restated	1,868	1,509
Net income	546	674
Acquisition discount – preferred shares of subsidiary	1	18
Common share cancellation excess *(note 8)*	(144)	(59)
Dividends to shareholders		
Preferred shareholders	(31)	(31)
Common shareholders	(289)	(243)
Balance, end of year	$ 1,951	$ 1,868

Consolidated Statement of Cash Flows

(in millions of dollars)

	For the years ended December 31	
	2001	2000
Operations		
Net income	$ 546	$ 674
Adjustments for non-cash items:		
Change in policy liabilities	1,357	969
Change in funds withheld by ceding insurers	(922)	(1,129)
Change in current income taxes payable	71	115
Future income tax expense	(30)	(89)
Amortization of goodwill	66	65
Other	872	(525)
Cash flows from operations	1,960	80
Financing Activities		
Issue of common shares	17	6
Purchased and cancelled common shares	(164)	(70)
Redemption of preferred shares in subsidiary	(221)	–
Issue of debentures	200	200
Repayment of senior debentures in subsidiary	–	(100)
Issue (repayment) of commercial paper and other loans	(33)	231
Dividends paid	(320)	(274)
	(521)	(7)
Investment Activities		
Bond sales and maturities	17,843	16,240
Mortgage loan repayments	2,110	1,734
Stock sales	465	528
Real estate sales	172	28
Change in loans to policyholders	(630)	(267)
Change in repurchase agreements	400	(119)
Investment in subsidiaries	(15)	(206)
Investment in bonds	(19,225)	(15,545)
Investment in mortgage loans	(1,633)	(1,550)
Investment in stocks	(629)	(805)
Investment in real estate	(200)	(117)
	(1,342)	(79)
Increase (decrease) in cash and certificates of deposit	97	(6)
Cash and certificates of deposit, beginning of year	740	746
Cash and certificates of deposit, end of year	$ 837	$ 740
Supplementary Cash Flow Information		
Income taxes paid (net of refunds)	$ 330	$ 404
Interest paid	$ 48	$ 47

Notes to Consolidated Financial Statements

($ amounts in millions of dollars unless otherwise noted)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $31 ($38 in 2000). The carrying value is adjusted towards market value at a rate of 15% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 15% per annum on a declining balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $65 ($54 in 2000). The carrying value is adjusted towards market value at a rate of 10% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 10% per annum on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position.

(c) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. United States assets and liabilities have been translated into Canadian dollars at the December 31, 2001 market rate of $1.5930 ($1.5000 in 2000) and all United States income and expense items have been translated at an average rate of $1.5490 ($1.4853 in 2000). The provision for unrealized gain of $363 ($226 in 2000) on foreign currency translation of the Company's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet.

The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of its United States operations into Canadian dollars. Net realized foreign exchange gains and losses are included in investment income.

(d) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance, are fully secured by the cash surrender values of the policies and have effective interest rates ranging from 5% to 9%.

(e) Funds Withheld by Ceding Insurers

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

(f) Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Goodwill is amortized on a straight-line basis over its useful life but not exceeding periods of 30 years. The Company evaluates the carrying amount of goodwill by reviewing returns and projections of future cash flows of the related businesses. Goodwill is written down when impaired and the amortization periods are revised if it is estimated that the remaining period of benefit has changed.

(g) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(h) Actuarial Liabilities

During 2001, the Company adopted the new standards of the CICA Handbook Section 4210 Life Insurance Enterprises – Specific Items. The new standard requires use of the Canadian Asset Liability Method for valuing actuarial liabilities. In prior years annuity liabilities and London Life's group life and health claim liabilities were established using cash flow valuation techniques. All other actuarial liabilities were determined using the Policy Premium Method. There is no material effect of this change on the financial statements of the Company.

(i) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(j) Pension Plans and Other Post Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the employee/agent group. Experience gains and losses are calculated using a market related value of assets. Plan assets are carried at market values and are held in separate trusteed pension funds.

1. Basis of Presentation and Summary of Accounting Policies *(cont'd)*

The Company also provides post retirement health and life insurance benefits to eligible employees, agents and their dependents. During 2000, the Company adopted the recommendations of the CICA Handbook Section 3461 Employee Future Benefits which resulted in the recognition on an accrual basis of the cost of all post retirement benefits other than pensions over the periods of employee service. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of post retirement health and life insurance benefits is charged to earnings.

(k) Stock Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options which is described in note 9. No compensation expense is recognized when stock options are issued to employees. When options are exercised, proceeds received by the Company are credited to common share capital.

(l) Earnings Per Common Share

During 2001, the Company adopted the recommendations of the CICA Handbook Section 3500 Earnings Per Share which resulted in the presentation of basic and diluted earnings per share on the Summary of Consolidated Operations regardless of the materiality of the difference between them. The treasury stock method is used for calculating diluted earnings per share. This change in accounting policy has been applied retroactively. The impact of this change in accounting policy to the financial statements was not material.

(m) Geographic Segmentation

The Company has significant operations in Canada and the United States. Operations in other countries are reported with Canadian operations.

(n) Comparative Figures

Certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Corporate Reorganization

On December 31, 2000, Great-West's indirect 100% ownership interest in its United States operating subsidiary GWL&A was transferred to a newly formed subsidiary of Lifeco. As a result of this corporate reorganization, GWL&A is no longer owned by Great-West, or a subsidiary of Great-West. The transfer of assets, liabilities and surplus was recorded at book value.

As part of the reorganization, the Company provided certain commitments with respect to, among other things, maintaining regulatory capital levels of its two major subsidiaries, Great-West and GWL&A.

Notes to Consolidated Financial Statements *(cont'd)*

($ amounts in millions of dollars unless otherwise noted)

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2001			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 6,124	$ 5,012	$ 11,136	$ 11,404
	– corporate	10,144	11,301	21,445	21,888
		16,268	16,313	32,581	33,292
Mortgage loans	– residential single family	2,542	–	2,542	2,598
	– residential apartments	2,352	157	2,509	2,634
	– retail and shopping centres	974	347	1,321	1,373
	– office buildings	780	268	1,048	1,162
	– industrial	644	70	714	755
	– other	100	135	235	272
		7,392	977	8,369	8,794
Stocks	– public	1,002	77	1,079	1,124
	– private	250	50	300	286
		1,252	127	1,379	1,410
Real estate		1,072	200	1,272	1,511
		$ 25,984	$ 17,617	$ 43,601	$ 45,007

		2000			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 5,741	$ 3,608	$ 9,349	$ 9,501
	– corporate	9,804	11,173	20,977	20,979
		15,545	14,781	30,326	30,480
Mortgage loans	– residential single family	2,928	–	2,928	2,907
	– residential apartments	1,929	196	2,125	2,226
	– retail and shopping centres	1,009	430	1,439	1,499
	– office buildings	818	392	1,210	1,316
	– industrial	722	105	827	861
	– other	116	142	258	303
		7,522	1,265	8,787	9,112
Stocks	– public	788	74	862	975
	– private	232	39	271	288
		1,020	113	1,133	1,263
Real estate		1,040	172	1,212	1,423
		$ 25,127	$ 16,331	$ 41,458	$ 42,278

($ amounts in millions of dollars unless otherwise noted)

3. **Portfolio Investments** (cont'd)

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	2001					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,063	$ –	$ –	$ 1,063	$ 1,065	0.6%–3.1%
Bonds	1,392	7,228	22,931	31,551	35,307	2.0%–14.5%
Mortgage loans	1,659	3,393	3,430	8,482	8,519	3.7%–14.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	
Geographic						
Canada	$ 2,759	$ 8,056	$ 12,891	$ 23,706	$ 26,590	0.6%–14.5%
United States	1,355	2,565	13,470	17,390	18,301	1.5%–12.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	

	2000					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,236	$ –	$ –	$ 1,236	$ 1,235	5.2%–6.8%
Bonds	1,603	8,696	18,818	29,117	31,974	1.5%–14.5%
Mortgage loans	2,026	3,671	3,209	8,906	8,968	4.0%–14.5%
	$ 4,865	$ 12,367	$ 22,027	$ 39,259	$ 42,177	
Geographic						
Canada	$ 3,218	$ 7,956	$ 11,936	$ 23,110	$ 25,246	3.0%–14.5%
United States	1,647	4,411	10,091	16,149	16,931	1.5%–13.1%
	$ 4,865	$ 12,367	$ 22,027	$ 39,259	$ 42,177	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2001		
	Canada	United States	Total
Asset Class			
Bonds	$ 39	$ 113	$ 152
Mortgage loans	10	8	18
Foreclosed real estate	–	17	17
	$ 49	$ 138	$ 187

	2000		
	Canada	United States	Total
Asset Class			
Bonds	$ 20	$ 16	$ 36
Mortgage loans	14	15	29
Foreclosed real estate	4	3	7
	$ 38	$ 34	$ 72

($ amounts in millions of dollars unless otherwise noted)

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2001		
	Canada	United States	Total
Bonds and mortgage loans	$ 46	$ 100	$ 146

	2000		
	Canada	United States	Total
Bonds and mortgage loans	$ 43	$ 104	$ 147

(iii) Changes in the allowance for credit losses are as follows:

	2001		
	Canada	United States	Total
Balance, beginning of year	$ 43	$ 104	$ 147
Provision for credit losses	4	–	4
Recoveries of prior write-offs	2	–	2
Write-offs	(4)	(10)	(14)
Other (including foreign exchange rate changes)	1	6	7
	$ 46	$ 100	$ 146

	2000		
	Canada	United States	Total
Balance, beginning of year	$ 57	$ 121	$ 178
Provision for credit losses	(3)	(13)	(16)
Recoveries of prior write-offs	8	2	10
Write-offs	(19)	(44)	(63)
Other (including foreign exchange rate changes)	–	38	38
	$ 43	$ 104	$ 147

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects the Company's estimate of potential future credit losses.

($ amounts in millions of dollars unless otherwise noted)

3. Portfolio Investments *(cont'd)*

(d) Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment.

	Canada	United States	Total
December 31, 2001	$ 27	$ –	$ 27
December 31, 2000	$ 31	$ –	$ 31

(e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

	Canada	United States	Total
December 31, 2001	$ 63	$ 173	$ 236
December 31, 2000	$ 77	$ 221	$ 298

(f) Net investment income of $3,713 ($3,649 in 2000) includes amortization of net deferred realized gains (losses) on portfolio investments and unrealized gains (losses) on stocks and real estate as follows:

	2001		
	Canada	United States	Total
Bonds	$ 78	$ 12	$ 90
Mortgage loans	17	2	19
Stocks	80	7	87
Real estate	19	2	21
	$ 194	$ 23	$ 217

	2000		
	Canada	United States	Total
Bonds	$ 84	$ 18	$ 102
Mortgage loans	14	2	16
Stocks	94	15	109
Real estate	18	(1)	17
	$ 210	$ 34	$ 244

(g) The balance of net deferred gains (losses) on portfolio investments sold is comprised of the following:

	2001		
	Canada	United States	Total
Bonds	$ 464	$ 66	$ 530
Mortgage loans	38	4	42
Stocks	408	51	459
Real estate	8	10	18
	$ 918	$ 131	$ 1,049

($ amounts in millions of dollars unless otherwise noted)

	2000		
	Canada	United States	Total
Bonds	$ 517	$ 43	$ 560
Mortgage loans	44	3	47
Stocks	418	55	473
Real estate	15	–	15
	$ 994	$ 101	$ 1,095

(h) Portfolio investments supporting reinsurance contracts:

Included in invested assets are $1,369 ($1,305 in 2000) of assets which are held in various trust and escrow accounts. The assets have been placed in these accounts pursuant to the requirements of U.S. insurance laws or based on the terms of the underlying reinsurance treaty, to support liabilities assumed under certain reinsurance contracts.

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

	2001		
	Canada	United States	Total
Derivative transactions	$ –	$ 4	$ 4
In respect of real estate	125	–	125
In respect of reinsurance agreements	61	–	61
	$ 186	$ 4	$ 190

	2000		
	Canada	United States	Total
Derivative transactions	$ –	$ 4	$ 4
In respect of real estate	127	–	127
In respect of reinsurance agreements	77	–	77
	$ 204	$ 4	$ 208

5. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	2001				
	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,721	$ –	$ 2,721
Individual Insurance & Investment	10,210	–	6,318	–	16,528
Reinsurance	–	–	5,707	–	5,707
Property & Casualty	–	–	30	–	30
Employee Benefits	–	–	–	811	811
Financial Services	–	7,711	–	10,401	18,112
Total	$ 10,210	$ 7,711	$ 14,776	$ 11,212	$ 43,909

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities *(cont'd)*

	2000				
	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,633	$ –	$ 2,633
Individual Insurance & Investment	9,575	–	6,457	–	16,032
Reinsurance	–	–	4,911	–	4,911
Property & Casualty	–	–	18	–	18
Employee Benefits	–	–	–	823	823
Financial Services	–	6,824	–	10,296	17,120
Total	$ 9,575	$ 6,824	$ 14,019	$ 11,119	$ 41,537

(ii) The composition of the assets supporting liabilities and surplus is as follows:

December 31, 2001

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 5,383	$ 2,824	$ 101	$ 2	$ 1,900	$ 10,210
Non-Participating						
Group Insurance	1,545	808	103	2	263	2,721
Individual Insurance & Investment	3,324	2,438	255	19	282	6,318
Reinsurance	1,532	–	73	–	4,102	5,707
Property & Casualty	30	–	–	–	–	30
Other	3,818	1,268	525	748	1,091	7,450
Capital and surplus	636	54	195	301	1,068	2,254
Total Balance Sheet Value	$ 16,268	$ 7,392	$ 1,252	$ 1,072	$ 8,706	$ 34,690
Fair Value	$ 16,642	$ 7,800	$ 1,293	$ 1,282	$ 8,706	$ 35,723

December 31, 2001

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,048	$ 110	$ –	$ –	$ 4,553	$ 7,711
Non-Participating						
Employee Benefits	754	57	–	–	–	811
Financial Services	8,982	704	–	–	715	10,401
Other	1,789	10	14	20	1,571	3,404
Capital and surplus	1,740	96	113	180	13	2,142
Total Balance Sheet Value	$ 16,313	$ 977	$ 127	$ 200	$ 6,852	$ 24,469
Fair Value	$ 16,650	$ 994	$ 117	$ 229	$ 6,852	$ 24,842

($ amounts in millions of dollars unless otherwise noted)

December 31, 2000

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 4,934	$ 2,650	$ 74	$ 2	$ 1,915	$ 9,575
Non-Participating						
Group Insurance	1,383	871	73	2	304	2,633
Individual Insurance & Investment	3,345	2,680	230	20	182	6,457
Reinsurance	1,526	–	71	–	3,314	4,911
Property & Casualty	18	–	–	–	–	18
Other	3,861	1,297	361	838	1,049	7,406
Capital and surplus	478	24	211	178	1,236	2,127
Total Balance Sheet Value	$ 15,545	$ 7,522	$ 1,020	$ 1,040	$ 8,000	$ 33,127
Fair Value	$ 15,638	$ 7,827	$ 1,119	$ 1,236	$ 8,000	$ 33,820

December 31, 2000

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 2,753	$ 128	$ –	$ –	$ 3,943	$ 6,824
Non-Participating						
Employee Benefits	756	65	–	–	2	823
Financial Services	8,547	942	–	–	807	10,296
Other	1,050	13	11	16	1,541	2,631
Capital and surplus	1,675	117	102	156	3	2,053
Total Balance Sheet Value	$ 14,781	$ 1,265	$ 113	$ 172	$ 6,296	$ 22,627
Fair Value	$ 14,842	$ 1,285	$ 144	$ 187	$ 6,296	$ 22,754

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $44,453 ($42,156 in 2000). The fair value of these assets is $45,348 ($42,574 in 2000).

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities (cont'd)

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method in 2001. In 2000 annuity liabilities and London Life's group life and health claim liabilities were established using cash flow valuation techniques. All other actuarial liabilities were determined using the Policy Premium Method.

(c) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	Canada					
	Participating Policyholders		Non-Participating Policyholders		Total	
	2001	2000	2001	2000	2001	2000
Balance, beginning of year	$ 9,575	$ 8,892	$ 14,019	$ 14,321	$ 23,594	$ 23,213
Corporate reorganization	–	–	192	–	192	–
Reclassification	–	(30)	–	3	–	(27)
Normal change – new business	2	9	884	1,166	886	1,175
– in force	709	606	(490)	(1,554)	219	(948)
Material assumption changes	(76)	98	–	(45)	(76)	53
Foreign exchange rate changes	–	–	171	128	171	128
Balance, end of year	$ 10,210	$ 9,575	$ 14,776	$ 14,019	$ 24,986	$ 23,594

	United States					
	Participating Policyholders		Non-Participating Policyholders		Total	
	2001	2000	2001	2000	2001	2000
Balance, beginning of year	$ 6,824	$ 6,167	$ 11,119	$ 10,656	$ 17,943	$ 16,823
Corporate reorganization	–	–	(192)	–	(192)	–
Normal change – new business	–	–	164	444	164	444
– in force	451	410	(535)	(531)	(84)	(121)
Foreign exchange rate changes	436	247	656	419	1,092	666
Acquisitions	–	–	–	131	–	131
Balance, end of year	$ 7,711	$ 6,824	$ 11,212	$ 11,119	$ 18,923	$ 17,943

In both 2001 and 2000 assumption changes were made in the provision for future participating policyholder obligations and, in 2000, excess interest rate risk provisions were released for non-participating policyholders.

In 2000 a reclassification was made between participating policyholder actuarial liabilities and participating policyholder funds on deposit, and excess claim risk provisions were released for non-participating policyholders.

(d) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update the Company's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity

The Company uses industry developed experience tables modified to reflect emerging Company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and policies are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. The Company has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities *(cont'd)*

(e) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% in Canada and .09% in the United States.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
December 31, 2001	$ 269	$ 9	$ 105	$ 40	$ 423
December 31, 2000	$ 232	$ 10	$ 95	$ 41	$ 378

(iii) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits. Catastrophic accident reinsurance coverage is in place covering up to $200 in claims from a single event under the consolidated program for Great-West Life, GWL&A, and London Life (not including London Reinsurance Group and London Guarantee Insurance Company).

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
December 31, 2001	$ 9	$ 31	$ 1,016	$ 260	$ 1,316
December 31, 2000	$ 9	$ 28	$ 504	$ 222	$ 763

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

($ amounts in millions of dollars unless otherwise noted)

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 55% of policy liabilities in Canada and 60% of policy liabilities in the United States are non-cashable prior to maturity or subject to market value adjustments.

(f) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by $15. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $33. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

6. Commercial Paper and Other Loans

(a) Commercial paper and other loans consist of the following:

	2001			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 2.55%	$ –	$ 154	$ 154	$ 154
Revolving credit in respect of reinsurance business with interest rates from 2.2% to 3.9% maturing within one year	61	–	61	61
Total short term	61	154	215	215
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	156	–	156	165
Other notes payable at interest rates from 8.0% to 9.0%	25	–	25	25
Sub total	181	–	181	190
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	210
6.74% Debentures due November 24, 2031, unsecured	200	–	200	196
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	279	279	279
Sub total	400	279	679	685
Total long term	581	279	860	875
Total	$ 642	$ 433	$ 1,075	$ 1,090
Interest expense on long term loans	$ 28	$ 20	$ 48	

($ amounts in millions of dollars unless otherwise noted)

6. Commercial Paper and Other Loans (cont'd)

	2000			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest rates from 5.8% to 7.5%	$ 163	$ 146	$ 309	$ 309
Revolving credit in respect of reinsurance business with interest rates from 6.2% to 7.3% maturing within one year	77	–	77	77
Total short term	240	146	386	386
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	158	–	158	166
Other notes payable at interest rates from 8.0% to 9.0%	25	–	25	25
Sub total	183	–	183	191
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	205
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	263	263	243
Sub total	200	263	463	448
Total long term	383	263	646	639
Total	$ 623	$ 409	$ 1,032	$ 1,025
Interest expense on long term loans	$ 28	$ 19	$ 47	

(b) Principal Repayments of Long Term Loans

	Operating	Capital	Total
2002	$ 44	$ –	$ 44
2003	59	–	59
2004	27	–	27
2005	19	–	19
2006	1	–	1
2007 and thereafter	31	679	710
	$ 181	$ 679	$ 860

($ amounts in millions of dollars unless otherwise noted)

7. Minority and Other Interests

The Company controls a 100% equity interest in Great-West and GWL&A at December 31, 2001 and December 31, 2000 (note 2). The minority and other interests of GWL&A and Great-West and its subsidiaries are:

(a) For the year ended December 31

	2001	2000
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 91	$ 84
London Life	511	475
GWL&A	202	185
Policyholder dividends		
Great-West	87	81
London Life	497	455
GWL&A	200	181
Net income	$ 20	$ 27
Preferred shareholder dividends	22	33
Minority shareholder interest	2	3
Total	$ 44	$ 63

(b) At December 31

	2001	2000
Participating policyholder undistributed surplus		
Great-West	$ 332	$ 328
London Life	914	899
GWL&A	235	219
	1,481	1,446
Preferred shareholders	459	477
Minority interests in capital stock and surplus	10	10
	$ 1,950	$ 1,933

Preferred Shareholders

In January 2001, as a result of the joint offer dated December 14, 2000 by Lifeco and Great-West, the Company through a wholly owned subsidiary, purchased 658,311 Series L 5.20% Non-Cumulative Preferred Shares of Great-West. The purchase price was $23.00 per share for an aggregate purchase price of $15.1. The discount of $2.00 per share, or $1.3, was recorded on consolidation as an increase in surplus.

During 2000, through a new wholly owned subsidiary the Company purchased 8,965,498 Series L 5.20% Non-Cumulative Preferred Shares of Great-West in a private transaction at a purchase price of $23.00 per share for an aggregate purchase price of $206.1. The discount of $2.00 per share or $17.9 was recorded on consolidation as an increase in surplus.

($ amounts in millions of dollars unless otherwise noted)

8. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	2001		2000	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	4,000,000	$ 100,000	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of year	21,192,242	$ 529,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	372,404,725	$ 1,556,559	374,380,245	$ 1,560,892
Purchased and cancelled under Normal Course Issuer Bid	(4,838,400)	(20,295)	(2,555,600)	(10,664)
Issued under Stock Option Plan	1,893,483	17,030	580,080	6,331
Balance, end of year	369,459,808	$ 1,553,294	372,404,725	$ 1,556,559
Total Capital Stock		$ 2,083,100		$ 2,086,365

The Series B, 7.45% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after December 31, 2002 or convertible to common shares of the Company at the option of the holder on or after June 30, 2003.

The Series C, 7.75% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2002 and are convertible to common shares of the Company at the option of the Company on or after September 30, 2004. The shares are convertible to common shares of the Company at the option of the holder on or after March 31, 2005.

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 or convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, or convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

During 2001, 4,838,400 (2,555,600 in 2000) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $164 ($70 in 2000) or $33.93 ($27.34 in 2000) per share and the price in excess of stated value was charged to retained earnings.

($ amounts in millions of dollars unless otherwise noted)

9. Stock Based Compensation

The Company has a stock option plan (the "Plan") pursuant to which options to subscribe for common shares of Great-West Lifeco may be granted to certain officers and employees of Great-West Lifeco and its affiliates. The Company's Stock Option Plan Administrative Committee (the "Committee") administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Great-West Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Options granted under the Plan expire not later than ten years after the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee. The maximum number of Great-West Lifeco common shares that may be issued under the Plan is currently 18,500,000.

Three categories of options have been granted under the Plan:

(a) Basic (1) options, which generally become exercisable at the rate of 20% per year commencing on the first anniversary of the grant and expire ten years from the date of the grant. Basic (2) options become exercisable at the rate of 33% per year commencing September 30, 2002 and expire on April 26, 2010.

(b) Contingent Options, which become exercisable only if certain financial targets are attained by GWL&A. Subject to the attainment of those financial targets, Contingent Options either (a) become exercisable on April 1, 2002 and expire on June 26, 2007 or (b) become exercisable at the rate of 20% per year commencing December 31, 2001 and expire on April 25, 2011.

(c) Special Options, which become exercisable only if certain financial targets are attained by Great-West and by London Life. Subject to the attainment of those financial targets, 40% of the Special Options became exercisable on February 28, 2000, 20% of the special options became exercisable on February 28, 2001, and 20% of the Special Options become exercisable on April 22 in each of the years 2002 and 2003. All of the Special Options expire on April 21, 2008.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price for the years ended December 31:

	2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	13,597,821	$ 16.99	10,677,398	$ 14.06
Granted	1,362,250	34.58	3,621,253	24.69
Exercised	(1,893,483)	8.99	(580,080)	10.91
Forfeited	(755,934)	20.24	(120,750)	18.17
Outstanding, end of year	12,310,654	$ 19.96	13,597,821	$ 16.99
Options exercisable at year-end	5,232,735	$ 14.15	5,086,590	$ 11.86

($ amounts in millions of dollars unless otherwise noted)

9. Stock Based Compensation (cont'd)

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2001:

	Outstanding			Exercisable		
Exercise Price Ranges	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Expiry
$8.48 – $9.84	2,680,685	4.56	$ 8.48	2,680,685	$ 8.48	2006
$11.26 – $16.76	2,688,000	5.58	16.20	944,800	16.16	2007
$20.24 – $22.28	1,529,450	6.23	21.64	823,450	21.84	2008
$22.13 – $27.25	732,400	7.36	23.82	325,600	23.46	2009
$20.22 – $32.95	3,395,369	8.47	24.90	455,700	22.65	2010
$34.28 – $35.40	1,284,750	9.74	34.55	2,500	35.06	2011

10. Pension Plans and Other Post Retirement Benefits

The major impact of the adoption of the recommendations of the CICA Handbook Section 3461 Employee Future Benefits in 2000 is the recognition or accrual of the cost of all post retirement benefits other than pensions over the periods of employee service. This change in accounting policy was applied retroactively in 2000 without restatement of prior years' financial statements and resulted in a charge to minority and other interests of $3, a charge to shareholders' surplus of $44, an increase in other liabilities of $77 and an increase in future income taxes receivable of $30, all in 2000. There is no material effect on current year net income.

(a) Defined Benefit Pension Plans

(i) The status of the Company's defined benefit pension plans is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Assets at fair value	$ 1,176	$ 299	$ 1,475	$ 1,245	$ 290	$ 1,535
Accrued benefit obligation	1,039	240	1,279	1,026	211	1,237
Excess of assets over obligations	137	59	196	219	79	298
Unamortized net experience gains and assumption changes	(58)	(16)	(74)	(163)	(37)	(200)
Unamortized net asset at transition	(4)	–	(4)	(8)	–	(8)
Excess funding contribution balance (reflected in Other Assets)	$ 75	$ 43	$ 118	$ 48	$ 42	$ 90
Significant Weighted-Average Actuarial Assumptions:						
Discount rate	6.75%	7.25%		7.00%	7.50%	
Expected return on assets	7.75%	8.00%		8.00%	9.25%	
Assumed compensation increase	5.25%	4.00%		5.50%	5.00%	

($ amounts in millions of dollars unless otherwise noted)

(ii) The change in the fair value of plan assets is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Fair value of assets, beginning of year	$ 1,245	$ 290	$ 1,535	$ 1,206	$ 277	$ 1,483
Employee contributions	5	–	5	4	–	4
Employer contributions	2	–	2	1	–	1
Return on plan assets	13	(1)	12	116	9	125
Benefits paid	(89)	(8)	(97)	(82)	(7)	(89)
Foreign exchange rate changes	–	18	18	–	11	11
Fair value of assets, end of year	$ 1,176	$ 299	$ 1,475	$ 1,245	$ 290	$ 1,535

(iii) The change in the accrued benefit obligation is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued benefit obligation, beginning of year	$ 1,026	$ 211	$ 1,237	$ 1,001	$ 182	$ 1,183
Current service cost	25	13	38	31	11	42
Interest on accrued pension obligation	69	15	84	71	14	85
Actuarial (gains) losses	8	(4)	4	5	3	8
Benefits paid	(89)	(8)	(97)	(82)	(7)	(89)
Foreign exchange rate changes	–	13	13	–	8	8
Accrued benefit obligation, end of year	$ 1,039	$ 240	$ 1,279	$ 1,026	$ 211	$ 1,237

(iv) Pension expense is determined as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 25	$ 13	$ 38	$ 31	$ 11	$ 42
Employee contributions	(5)	–	(5)	(4)	–	(4)
Employer current service cost	20	13	33	27	11	38
Interest on accrued pension obligation	69	15	84	71	14	85
Amortization of net experience gains and assumption changes	(15)	(2)	(17)	(14)	(3)	(17)
Amortization of net asset at transition	(4)	–	(4)	(5)	–	(5)
Expected return on plan assets	(96)	(24)	(120)	(96)	(26)	(122)
	$ (26)	$ 2	$ (24)	$ (17)	$ (4)	$ (21)

In Canada, actuarial valuation reports were prepared as at December 31, 1999. In the United States, an actuarial valuation report was prepared during 1999. Actuarial estimates for 2001 were made based on these reports.

($ amounts in millions of dollars unless otherwise noted)

10. Pension Plans and Other Post Retirement Benefits *(cont'd)*

(b) Other Pension Plans

(i) The Company also maintains defined contribution pension plans for certain employees and agents the costs of which are as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Contributions expensed	$ 2	$ 12	$ 14	$ 2	$ 9	$ 11

(ii) In addition, the Company maintains supplemental executive retirement plans for certain key executives which provide certain benefits upon retirement, disability or death.

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
In year expense	$ 2	$ 4	$ 6	$ 2	$ 4	$ 6
End of year total liability	$ 22	$ 33	$ 55	$ 22	$ 28	$ 50

(c) Other Post Retirement Benefits

(i) The status of the Company's other post retirement benefits plans is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation	$ 191	$ 92	$ 283	$ 167	$ 50	$ 217
Unamortized experience gain (loss)	(5)	(18)	(23)	8	–	8
Accrued benefit obligation (reflected in Other Liabilities)	$ 186	$ 74	$ 260	$ 175	$ 50	$ 225

Significant Weighted-Average Actuarial Assumptions:

The discount rate used to determine the accrued benefit obligation was 6.75% for the Canadian plans, 7.25% for the United States plans. In determining the expected cost of Canadian health care benefit plans, it was assumed that health care costs would increase by 11.0% in 2001 and that the rate would gradually decrease to a level of 5.0% by 2007. For the United States health care benefit plans, it was assumed that health care costs would increase by 7.2% in 2001 and that the rate would gradually decrease to a level of 6.5% by 2009.

($ amounts in millions of dollars unless otherwise noted)

(ii) The change in the other post retirement benefits obligation is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation, beginning of year	$ 167	$ 50	$ 217	$ 165	$ 42	$ 207
Current service cost	5	5	10	5	4	9
Interest on accrued other post retirement benefit obligation	12	5	17	11	3	14
Actuarial (gains) losses	14	31	45	(7)	–	(7)
Benefits paid	(7)	(2)	(9)	(7)	(1)	(8)
Foreign exchange rate changes	–	3	3	–	2	2
Accrued other post retirement benefits obligation, end of year	$ 191	$ 92	$ 283	$ 167	$ 50	$ 217

(iii) Other post retirement benefits expense is determined as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 5	$ 5	$ 10	$ 5	$ 4	$ 9
Interest on accrued other post retirement benefits obligation	12	5	17	11	3	14
Amortization of unrecognized net obligation at transition	–	–	–	–	1	1
	$ 17	$ 10	$ 27	$ 16	$ 8	$ 24

11. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the years ended December 31	
	2001	2000
(a) Earnings		
Net income – common shareholders	$ 515	$ 643
Add: – Dividends on convertible preferred shares [1]	–	31
Net income – common shareholders – diluted basis	$ 515	$ 674
(b) Number of Common Shares		
Average number of common shares outstanding	371	374
Add: – Potential conversion of preferred shares to common shares [1]	–	24
– Potential exercise of outstanding stock options	6	5
Average number of common shares outstanding – diluted basis	377	403
Earnings per Common Share [(a) divided by (b)]		
Basic	$ 1.387	$ 1.722
Diluted	$ 1.365	$ 1.674

[1] *If dilutive*

($ amounts in millions of dollars unless otherwise noted)

11. Earnings per Common Share *(cont'd)*

Basic earnings per common share is calculated using net income after preferred share dividends and the weighted daily average number of common shares outstanding of 371,244,073 (373,548,871 in 2000). Diluted earnings per common share reflects the potential dilutive effect of the Company's convertible Preferred Shares and stock options granted under the Company's stock option plan. Weighted average number of common shares outstanding of 377,364,057 (402,766,475 in 2000) was used for the calculation of diluted earnings per share.

12. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits amounting to $17 in 2001 ($18 in 2000) to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from Investors Group, a member of the Power Financial Group of companies, certain administrative services. A net operating expense recovery of $4 was included in the 2001 financial statements with respect to those services ($3 in 2000). Great-West also provided life insurance and disability insurance products under a distribution agreement with Investors Group. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2001, Great-West and London Life purchased residential mortgages of $278 from Investors Group ($297 in 2000). Great-West and London Life sold residential mortgages of $26 ($0 in 2000) to segregated funds maintained by Great-West and $98 ($18 in 2000) to segregated funds maintained by London Life. London Life purchased residential mortgages of $1 ($15 in 2000) from segregated funds maintained by London Life. All transactions were at market terms and conditions.

On April 19, 2001, Great-West completed its previously announced investment of $230 to acquire 9,200,000 Investors Group treasury common shares.

13. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2001	2000
Policy liabilities	$ 102	$ 105
Portfolio investments	206	226
Other	9	(56)
	$ 317	$ 275

(b) The Company's effective income tax rate is derived as follows:

	2001	2000
Combined basic Canadian federal and provincial tax rate	42.3%	43.5%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(5.4)	(1.8)
Lower effective tax rates on income not subject to tax in Canada	(1.6)	(5.3)
Investment income tax	2.8	2.4
Large corporations tax	0.1	–
Impact of rate changes on future income taxes	(1.0)	0.1
Miscellaneous	2.0	2.2
Effective income tax rate applicable to current year	39.2	41.1
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	1.0	(3.2)
Effective income tax rate	40.2%	37.9%

($ amounts in millions of dollars unless otherwise noted)

14. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. All contracts are over-the-counter traded and are with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

	2001				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Futures	$ –	$ –	$ –	$ –	$ –
Swaps	816	41	4	45	9
Options written	305	–	–	–	–
Options purchased	2,442	3	–	3	1
	3,563	44	4	48	10
Foreign Exchange Contracts					
Forward contracts	1,700	1	47	48	9
Cross-currency swaps	791	14	49	63	13
	2,491	15	96	111	22
Other Derivative Contracts					
Equity contracts	286	67	19	36	12
	$ 6,340	$ 126	$ 119	$ 195	$ 44
Geographic					
Canada	$ 2,990	$ 89	$ 116	$ 155	$ 36
United States	3,350	37	3	40	8
	$ 6,340	$ 126	$ 119	$ 195	$ 44

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $50.*

	2000				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Futures	$ 258	$ 4	$ –	$ 4	$ 1
Swaps	1,033	25	9	34	7
Options written	263	–	–	–	–
Options purchased	2,343	1	11	12	2
	3,897	30	20	50	10
Foreign Exchange Contracts					
Forward contracts	1,414	11	35	46	9
Cross-currency swaps	792	17	53	70	14
	2,206	28	88	116	23
Other Derivative Contracts					
Equity contracts	331	87	25	34	12
	$ 6,434	$ 145	$ 133	$ 200	$ 45
Geographic					
Canada	$ 3,102	$ 122	$ 119	$ 162	$ 38
United States	3,332	23	14	38	7
	$ 6,434	$ 145	$ 133	$ 200	$ 45

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $78.*

($ amounts in millions of dollars unless otherwise noted)

14. Off Balance Sheet Financial Instruments (cont'd)

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio at December 31:

	2001							
	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Futures	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Swaps	198	535	83	38	–	–	–	–
Options written	118	187	–	(4)	–	–	–	–
Options purchased	655	1,787	–	3	–	–	–	–
	971	2,509	83	37	–	–	–	–
Foreign Exchange Contracts								
Forward contracts	–	–	–	–	951	749	–	(41)
Cross-currency swaps	42	314	435	(77)	–	–	–	–
	42	314	435	(77)	951	749	–	(41)
Other Derivative Contracts								
Equity contracts	49	93	–	62	144	–	–	3
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)
Geographic								
Canada	$ 114	$ 514	$ 518	$ (11)	$ 1,095	$ 749	$ –	$ (38)
United States	948	2,402	–	33	–	–	–	–
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)

	2000							
	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Futures	$ 258	$ –	$ –	$ 4	$ –	$ –	$ –	$ –
Swaps	113	474	146	20	–	–	300	–
Options written	41	212	10	(5)	–	–	–	–
Options purchased	240	2,103	–	1	–	–	–	–
	652	2,789	156	20	–	–	300	–
Foreign Exchange Contracts								
Forward contracts	65	–	–	(1)	818	531	–	6
Cross-currency swaps	5	279	508	(42)	–	–	–	–
	70	279	508	(43)	818	531	–	6
Other Derivative Contracts								
Equity contracts	53	–	96	84	86	96	–	(2)
	$ 775	$ 3,068	$ 760	$ 61	$ 904	$ 627	$ 300	$ 4
Geographic								
Canada	$ 143	$ 416	$ 712	$ 46	$ 904	$ 627	$ 300	$ 4
United States	632	2,652	48	15	–	–	–	–
	$ 775	$ 3,068	$ 760	$ 61	$ 904	$ 627	$ 300	$ 4

($ amounts in millions of dollars unless otherwise noted)

(c) Realized gains (losses) net of tax derived from derivative contracts held for other purposes, associated with the management of the volatility of the foreign currency translation of the United States operations into Canadian dollars was $(18) ($7 in 2000).

15. Contingent Liabilities

The Company's subsidiaries are subject to individual legal actions arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, at December 31, 2001 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. Estimated future settlement benefits of $180 and expenses related to the administration of the settlement in the amount of $20 have been fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. The settlement agreement has been approved by the Courts in British Columbia, Quebec and Ontario. The approval is under appeal in Ontario and the provision for the settlement in the participating account is being challenged. There is also a proposed class proceeding in Ontario against the Company, Great-West, London Insurance Group and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These actions are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these actions will have a material adverse effect on the consolidated financial position of the Company.

16. The Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

17. Commitments

(a) Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1.5 billion in letters of credit capacity. The facility has two tranches. One tranche, in the amount of U.S. $1.1 billion, is for a one year term to November 5, 2002. The second tranche, for U.S. $0.4 billion, has a remaining two year term to October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $710 million in letters of credit under the one year term tranche and U.S. $395 million under the two year term tranche as at December 31, 2001. LRG had issued U.S. $1.1 billion under a previous letter of credit facility at December 31, 2000. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 million (2000 – U.S. $40 million). Bonds and debentures in the amount of Cdn $15 million (2000 – Cdn $13 million) have been pledged to support these letters of credit.

(b) On August 3, 2001, an agreement was entered into for the sale of London Guarantee Insurance Company, subject to the satisfaction of certain conditions contained in the agreement. At December 31, 2001, the transaction has not been completed.

18. Segmented Information

The major reportable segments are the Canadian and United States operations of the Company. In Canada, the Company operates through Great-West and its wholly owned subsidiary London Insurance Group. In the United States, the Company operates primarily through GWL&A. The Canadian and United States segments are also presented by participating and non-participating products.

($ amounts in millions of dollars unless otherwise noted)

18. Segmented Information *(cont'd)*

The major business units within the Canadian operating segment are:

Group Insurance	– life, health and disability insurance products for group clients.
Individual Insurance & Investment Products	– life insurance and disability insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.
Reinsurance & Specialty General Insurance	– life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.
Corporate	– business activities and operations that are not associated with the major business units of Canadian operations.

The major business units within the United States operating segment are:

Employee Benefits	– life, health, disability insurance and 401(k) products for group clients.
Financial Services	– accumulation and payout annuity products for both group and individual clients, as well as life insurance products for individual clients.
Corporate	– business activities and operations that are not associated with the major business units of United States operations.

(a) Consolidated Operations

Year Ended December 31, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 2,026	$ 628	$ 3,455	$ 16	$ 6,125	$ 1,326	$ 7,451
Net investment income	215	513	473	125	1,326	926	2,252
Fee and other income	61	311	2	17	391	–	391
Total income	2,302	1,452	3,930	158	7,842	2,252	10,094
Benefits and Expenses:							
Paid or credited to policyholders	1,739	799	3,894	33	6,465	1,843	8,308
Other	391	374	78	17	860	275	1,135
Net operating income before income taxes	172	279	(42)	108	517	134	651
Income taxes	67	104	(12)	(7)	152	116	268
Net income before minority and other interests	105	175	(30)	115	365	18	383
Minority and other interests	–	–	2	22	24	18	42
Net income before goodwill amortization	105	175	(32)	93	341	–	341
Amortization of goodwill	23	28	8	3	62	–	62
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ –	$ 279

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ –	$ –	$ –	$ 30	$ 30	$ –	$ 30
Net income – common shareholders	82	147	(40)	60	249	–	249
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ –	$ 279

Notes to Consolidated Financial Statements *(cont'd)*

($ amounts in millions of dollars unless otherwise noted)

Year Ended December 31, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits*	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,749	$ 852	$ –	$ 2,601	$ 425	$ 3,026	$ 10,477
Net investment income	136	801	(10)	927	534	1,461	3,713
Fee and other income	1,254	213	–	1,467	–	1,467	1,858
Total income	3,139	1,866	(10)	4,995	959	5,954	16,048
Benefits and Expenses:							
Paid or credited to policyholders	1,488	1,310	(2)	2,796	926	3,722	12,030
Other	1,333	257	14	1,604	22	1,626	2,761
Special Charges	204	–	–	204	–	204	204
Net operating income before income taxes	114	299	(22)	391	11	402	1,053
Income taxes	31	88	1	120	9	129	397
Net income before minority and other interests	83	211	(23)	271	2	273	656
Minority and other interests	–	–	–	–	2	2	44
Net income before goodwill amortization	83	211	(23)	271	–	271	612
Amortization of goodwill	2	1	1	4	–	4	66
Net income	$ 81	$ 210	$ (24)	$ 267	$ –	$ 267	$ 546
Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ 1	$ 1	$ –	$ 1	$ 31
Net income – common shareholders	81	210	(25)	266	–	266	515
Net income	$ 81	$ 210	$ (24)	$ 267	$ –	$ 267	$ 546

* See Note 19

($ amounts in millions of dollars unless otherwise noted)

18. Segmented Information (cont'd)

Year Ended December 31, 2000

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,872	$ 574	$ 2,878	$ –	$ 5,324	$ 1,302	$ 6,626
Net investment income	209	513	421	115	1,258	927	2,185
Fee and other income	51	279	2	14	346	–	346
Total income	2,132	1,366	3,301	129	6,928	2,229	9,157
Benefits and Expenses:							
Paid or credited to policyholders	1,630	719	3,205	6	5,560	1,863	7,423
Other	354	395	61	11	821	260	1,081
Net operating income before income taxes	148	252	35	112	547	106	653
Income taxes	59	95	(10)	24	168	83	251
Net income before minority and other interests	89	157	45	88	379	23	402
Minority and other interests	–	–	3	27	30	23	53
Net income before goodwill amortization	89	157	42	61	349	–	349
Amortization of goodwill	23	28	8	2	61	–	61
Net income	$ 66	$ 129	$ 34	$ 59	$ 288	$ –	$ 288
Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ 31	$ 31	$ –	$ 31
Net income – common shareholders	66	129	34	28	257	–	257
Net income	$ 66	$ 129	$ 34	$ 59	$ 288	$ –	$ 288

Notes to Consolidated Financial Statements *(cont'd)*

($ amounts in millions of dollars unless otherwise noted)

Year Ended December 31, 2000

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,785	$ 1,159	$ –	$ 2,944	$ 406	$ 3,350	$ 9,976
Net investment income	136	798	42	976	488	1,464	3,649
Fee and other income	1,117	178	–	1,295	–	1,295	1,641
Total income	3,038	2,135	42	5,215	894	6,109	15,266
Benefits and Expenses:							
Paid or credited to policyholders	1,446	1,650	2	3,098	853	3,951	11,374
Other	1,278	228	24	1,530	28	1,558	2,639
Net operating income before income taxes	314	257	16	587	13	600	1,253
Income taxes	106	82	3	191	9	200	451
Net income before minority and other interests	208	175	13	396	4	400	802
Minority and other interests	–	–	6	6	4	10	63
Net income before goodwill amortization	208	175	7	390	–	390	739
Amortization of goodwill	3	1	–	4	–	4	65
Net income	$ 205	$ 174	$ 7	$ 386	$ –	$ 386	$ 674

Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –	$ 31
Net income – common shareholders	205	174	7	386	–	386	643
Net income	$ 205	$ 174	$ 7	$ 386	$ –	$ 386	$ 674

($ amounts in millions of dollars unless otherwise noted)

18. Segmented Information *(cont'd)*

(b) Consolidated Balance Sheet

December 31, 2001

	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
Assets							
Invested assets	$ 14,549	$ 13,257	$ 27,806	$ 14,836	$ 8,009	$ 22,845	$ 50,651
Goodwill	1,538	–	1,538	66	–	66	1,604
Other assets	4,829	517	5,346	1,249	309	1,558	6,904
Total assets	$ 20,916	$ 13,774	$ 34,690	$ 16,151	$ 8,318	$ 24,469	$ 59,159
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 16,085	$ 11,835	$ 27,920	$ 11,847	$ 7,832	$ 19,679	$ 47,599
Net deferred gains on portfolio investments sold	473	445	918	123	8	131	1,049
Other liabilities	1,635	248	1,883	2,038	243	2,281	4,164
Minority and other interests	469	1,246	1,715	–	235	235	1,950
Capital stock and surplus	2,254	–	2,254	2,143	–	2,143	4,397
Total liabilities, capital stock and surplus	$ 20,916	$ 13,774	$ 34,690	$ 16,151	$ 8,318	$ 24,469	$ 59,159

December 31, 2000

	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
Assets							
Invested assets	$ 14,160	$ 12,716	$ 26,876	$ 13,814	$ 7,091	$ 20,905	$ 47,781
Goodwill	1,602	–	1,602	77	–	77	1,679
Other assets	4,155	494	4,649	1,367	278	1,645	6,294
Total assets	$ 19,917	$ 13,210	$ 33,127	$ 15,258	$ 7,369	$ 22,627	$ 55,754
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 15,104	$ 11,193	$ 26,297	$ 11,857	$ 6,945	$ 18,802	$ 45,099
Net deferred gains on portfolio investments sold	512	482	994	99	2	101	1,095
Other liabilities	1,687	308	1,995	1,249	203	1,452	3,447
Minority and other interests	487	1,227	1,714	–	219	219	1,933
Capital stock and surplus	2,127	–	2,127	2,053	–	2,053	4,180
Total liabilities, capital stock and surplus	$ 19,917	$ 13,210	$ 33,127	$ 15,258	$ 7,369	$ 22,627	$ 55,754

Notes to Consolidated Financial Statements *(cont'd)*

($ amounts in millions of dollars unless otherwise noted)

19. Special Charges

Results include a non-recurring charge of $204 pre-tax ($133 after-tax) in addition to related operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta) an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

20. Acquisitions

General American Group Health and Related Business

Effective January 1, 2000, GWL&A coinsured the majority of General American Life Insurance Company's (General American) group life and health insurance business which primarily consists of administrative services only and stop loss policies. The agreement converted to an assumption reinsurance agreement January 1, 2001. GWL&A assumed approximately $225 of policy reserves and miscellaneous liabilities in exchange for $225 of cash and miscellaneous assets from General American.

Auditors' Report

To the Shareholders of Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2001 and 2000 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Manitoba
January 30, 2002

Five Year Summary

(in millions of dollars except per common share amounts)

	2001	2000	1999	1998	1997
At December 31					
Life insurance in force (face amount)	$ 487,216	$ 501,838	$ 471,078	$ 477,234	$ 403,104
Annuities in force (funds held)	49,306	48,690	47,255	43,936	39,026
Health insurance in force (annualized premiums)	14,045	13,903	9,238	9,309	6,594
Total assets under administration	98,026	92,913	87,240	83,119	74,206
For the Year					
Premiums:					
Life insurance, guaranteed annuities and insured health products	$ 7,022	$ 7,098	$ 6,451	$ 6,547	$ 3,676
Reinsurance and property and casualty	3,455	2,878	2,075	2,690	911
Self-funded premium equivalents (ASO contracts)	10,099	8,797	5,464	4,849	3,500
Segregated funds deposits:					
Individual products	2,955	2,776	1,962	2,010	1,098
Group products	4,695	5,325	3,988	3,687	3,080
Total premiums and deposits	$ 28,226	$ 26,874	$ 19,940	$ 19,783	$ 12,265
Condensed Summary of Operations					
Income					
Premium income	$ 10,477	$ 9,976	$ 8,526	$ 9,237	$ 4,587
Net investment income	3,713	3,649	3,580	3,516	2,185
Fee and other income	1,858	1,641	1,222	1,003	703
Total income	16,048	15,266	13,328	13,756	7,475
Benefits and Expenses					
Paid or credited to policyholders	12,030	11,374	9,936	10,680	5,723
Commissions	696	694	601	538	286
Operating expenses	1,941	1,816	1,550	1,445	862
Premium taxes	124	129	123	93	71
Special charges	204	–	–	–	–
Provision for integration costs	–	–	–	–	250
Net operating income before income taxes	1,053	1,253	1,118	1,000	283
Income taxes – current	427	540	378	216	105
– future	(30)	(89)	(12)	145	(78)
Net income before minority and other interests	656	802	752	639	256
Minority and other interests	44	63	123	108	(2)
Net income before amortization of goodwill	612	739	629	531	258
Amortization of goodwill	66	65	60	58	8
Net income	$ 546	$ 674	$ 569	$ 473	$ 250

	2001	2000	1999	1998	1997
Summary of Net Income					
Preferred shareholder dividends	$ 31	$ 31	$ 33	$ 36	$ 31
Net income - common shareholders	515	643	536	437	219
Net income	$ 546	$ 674	$ 569	$ 473	$ 250
Earnings per common share	$ 1.39	$ 1.72	$ 1.43	$ 1.17	$ 0.68
Return on common shareholders' equity	13.7%	18.6%	17.1%	15.4%	12.5%
Book value per common share	$ 10.47	$ 9.81	$ 8.70	$ 8.12	$ 7.08
Dividends to common shareholders – per share	$ 0.78	$ 0.65	$ 0.53	$ 0.44	$ 0.37

Corporate Governance

Great-West Lifeco Inc. was formed in 1986. Lifeco currently owns all of the voting interests in The Great-West Life Assurance Company and Great-West Life & Annuity Insurance Company ("GWL&A"). Lifeco is controlled by Power Financial Corporation, which controls, directly or indirectly, approximately 82.20% of Lifeco's outstanding common shares representing approximately 64.99% of the voting interest in Lifeco.

Lifeco believes that sound corporate governance is essential to the well being of Lifeco and its shareholders. Lifeco currently has no holdings other than securities of Great-West and of Great-West's subsidiary, London Life Insurance Company, and securities of its subsidiary through which it holds its interest in GWL&A. It carries on no businesses or activities that are unrelated to those holdings. Its Board of Directors is identical to the Board of Great-West and a number of its Directors are members of the Board of GWL&A. As a result, the processes and structures that are required to properly direct and manage the business and affairs of Lifeco (i.e. prudent and effective corporate governance practices) have largely been implemented through Great-West Life and GWL&A. Lifeco offers the following comments with respect to its corporate governance practices.

Board and Board Committees

The Board of Lifeco is comprised of 22 Directors, and there are currently three Committees of the Board, namely the Executive Committee, the Audit Committee and the Stock Option Plan Administrative Committee. The mandate of the Board is to supervise the management of the business and affairs of Lifeco. The mandate of the Executive Committee is to supervise the management of the business and affairs of Lifeco when the Board is not in session. The mandate of the Audit Committee is to review the financial statements of Lifeco and public disclosure documents containing financial information and to report on such review to the Board. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The membership of the Audit Committee of Lifeco is identical to that of the Audit Committee of Great-West and both Audit Committees have the same Chairman. The mandate of the Stock Option Plan Administrative Committee is to administer Lifeco's Stock Option Plan.

Board and Board Committee Composition

A majority of the 22 Directors on the Board of Lifeco are "unrelated" to Lifeco. In addition, a number of Directors are free from any interests in, or relationships with, either Lifeco or its controlling shareholder.

A majority of the Directors on the Executive Committee are unrelated to Lifeco. The Audit Committee and the Stock Option Plan Administrative Committee are composed entirely of unrelated non-management Directors and the Chairman of the Board is a non-management Director.

Board Operation

The Chairman's responsibility toward the efficient operation of the Board includes the recommendation, after consultation, of appropriate candidates for nomination to the Board, the assessment of the effectiveness of the Board as a whole, of the Committees of the Board, and of the contributions of individual Directors, and making recommendations, after consultation, concerning Directors' compensation and any changes that would improve the workings of the Board, including increases or decreases in its size, as well as the development of Lifeco's approach to governance issues.

Committees may, at the expense of Lifeco, retain such professional advisors as the Committees deem appropriate for purposes of carrying out their duties and responsibilities.

New members of the Board are provided with an orientation concerning Lifeco and its business.

Management is expected to develop an annual business plan incorporating the business objectives and key results for which management is responsible each year, and to submit the plan to the Board for approval. Management is expected to implement the plan, to achieve the objectives and results, and to report to the Board on its progress.

Shareholder Matters

In addition to the public disclosure documents which Lifeco is required to produce by various regulatory authorities, Lifeco communicates with shareholders through quarterly reports, the annual report, and press releases when appropriate. Every shareholder inquiry receives a prompt response from an appropriate officer of Lifeco.

Directors and Officers

Board of Directors

As of December 31, 2001

James W. Burns, O.C. [2,3]
Chairman of the Board of the Corporation
Deputy Chairman, Power Corporation of Canada

Gail S. Asper [1]
Corporate Secretary, CanWest Global Communications Corp.

Orest T. Dackow [3]
Corporate Director

André Desmarais [3]
President and Co-Chief Executive Officer, Power Corporation of Canada
Deputy Chairman, Power Financial Corporation

The Honourable Paul Desmarais, P.C., C.C.
Chairman of the Executive Committee, Power Corporation of Canada

Paul Desmarais, Jr. [2,3]
Chairman and Co-Chief Executive Officer, Power Corporation of Canada
Chairman, Power Financial Corporation

Robert Gratton [2,3]
President and Chief Executive Officer, Power Financial Corporation

Charles H. Hollenberg, M.D., O.C. [3]
Senior Consultant, Cancer Care Ontario

Daniel Johnson
Of Counsel to McCarthy Tétrault LLP

Kevin P. Kavanagh [3]
Corporate Director
Chancellor, Brandon University

J. Blair MacAulay [2,3]
Of Counsel to Fraser Milner Casgrain LLP

The Right Honourable Donald F. Mazankowski, P.C., O.C. [3]
Corporate Director
Business Consultant

William T. McCallum [3]
Co-President & Chief Executive Officer of the Corporation
President and Chief Executive Officer, Great-West Life & Annuity Insurance Company

Raymond L. McFeetors [3]
Co-President & Chief Executive Officer of the Corporation
President and Chief Executive Officer, The Great-West Life Assurance Company
President and Chief Executive Officer, London Life Insurance Company

Randall L. Moffat [1]
Corporate Director

Jerry E.A. Nickerson [1,2,3]
Chairman of the Board, H.B. Nickerson & Sons Limited

Gordon F. Osbaldeston, P.C., C.C.
Corporate Director

The Honourable P. Michael Pitfield, P.C., Q.C.
Vice-Chairman, Power Corporation of Canada
Member of the Senate of Canada

Michel Plessis-Bélair, F.C.A. [1,3]
Vice-Chairman and Chief Financial Officer, Power Corporation of Canada
Executive Vice-President and Chief Financial Officer, Power Financial Corporation

H. Sanford Riley
Chairman of the Board, Investors Group Inc.

Guy St-Germain, C.M. [1,3]
President, Placements Laugerma Inc.

Gérard Veilleux, O.C. [1]
Vice-President, Power Corporation of Canada

1 member of the Audit Committee   2 member of the Stock Option Plan Administrative Committee   3 member of the Executive Committee

Executive Officers

William T. McCallum
Co-President & Chief Executive Officer

Raymond L. McFeetors
Co-President & Chief Executive Officer

Mitchell T.G. Graye
Vice-President, Finance, United States

D. Craig Lennox
Vice-President, Counsel and Secretary, United States

William W. Lovatt
Vice-President, Finance, Canada

Sheila A. Wagar
Vice-President, Counsel and Secretary, Canada

Glossary of Insurance and Financial Terms

Administrative Services Only: An arrangement where the insurer provides administrative services for a plan sponsor's health benefits plan, such as maintaining enrollment information and adjudicating claims. The plan sponsor bears some or all of the claim risk.

Annuity: A contract providing income payments at regular (usually monthly) intervals for a specified period. A life annuity provides payments during the lifetime of the annuitant. An annuity certain provides periodic payments over a specified number of years and is not dependent on any person's survival. An annuity consideration is the payment, or series of payments, made to purchase an annuity. An annuity can be purchased as either registered or non-registered funds.

Cash value: The amount available in cash upon voluntary termination of a policy by its owner before it becomes payable by death or maturity.

Critical illness insurance: Provides a one-time lump sum benefit to an insured who has been diagnosed with a critical condition. Normally, the insured must be diagnosed with a condition listed in the policy and live a certain period of time following the diagnosis, to collect benefits.

Derivative financial instruments: Financial contracts that derive their value from the value of an underlying asset or index, such as interest rates, exchange rates, equities or commodities. Derivative transactions are conducted in the over-the-counter market directly between two parties or on regulated exchange markets.

Swaps are contractual agreements between two parties to exchange a rate of return on one investment for the rate of return on another investment such as a floating rate of interest for a fixed rate of interest. For cross-currency swaps, floating interest payments of one currency are exchanged for floating interest payments in a different currency. Equity index swaps are contracts to pay or receive cash flows based on the increase or decrease in the underlying index.

Options convey the right, but not the obligation, to either buy or sell a specific amount of a financial instrument at a fixed price either at a fixed future date or at any time within a fixed future period. For options purchased, a premium or fee is paid for the right to exercise the option.

Forwards and Futures are contracts to either buy or sell a specified currency or financial instrument at a specified price and date in the future. Forward contracts are customized and transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Notional Amount is the face or principal value upon which the performance of a derivative contract is based. In general, notional values are not paid or received.

Maximum Credit Risk is the current replacement cost of all outstanding derivative contracts with a positive (receivable by the company) value.

Future Credit Exposure represents the potential for future changes in value based upon a formula prescribed by the Superintendent of Financial Institutions Canada.

Credit Risk Equivalent represents the total of maximum credit risk and future credit exposure, less collateral.

Risk Weighted Balance represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty on a basis prescribed by the Superintendent of Financial Institutions Canada.

Total Estimated Fair Value is the net of contracts in a receivable position (maximum credit risk) and those in a payable position.

Disability insurance (DI): A type of health insurance designed to compensate insured people for a portion of the income they lose because of a disabling injury or illness. Generally, benefits for disability insurance are in the form of monthly payments. Individual DI policies can be cancellable, where the insurer can terminate the policy at any time by providing written notice and refunding any advance premiums; or non-cancellable, where the insurer must renew the policy until the insured reaches a certain age, and cannot increase premiums.

Employee Benefits Division: A business unit of Great-West Life & Annuity Insurance Company. Employee Benefits markets life, health and disability insurance and 401(k) products on a group basis to corporations and associations.

Experience refund: The portion of a group insurance premium that is returned to a group policyholder whose claims experience is better than had been expected when the premium was calculated.

Financial Services Division: A business unit of Great-West Life & Annuity Insurance Company. Financial Services markets retirement savings products and services to employees of the state and local governments, hospitals, non-profit organizations, and public school districts, and life insurance through institutional partners and certain Internet-based brokers.

Group Insurance Operations: A business unit of Great-West Life, that markets life, health and disability insurance products for group clients.

Individual Insurance & Investment Products: A business unit of Great-West Life, that markets life insurance and disability income insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.

Life income funds (LIFs): Plans which provide flexible options for receiving income from a company pension plan.

Life insurance in force (face amount): The amount stated as payable at the death of the insured or at the maturity of the policy.

Living Benefits: A business unit of the Company in Canada that markets disability and critical illness insurance for individual clients.

Glossary of Insurance and Financial Terms *(cont'd)*

Managed care: A method of delivering, supervising and co-ordinating health care. In the United States this is often through HMOs and other networks of doctors and hospitals. In Canada, managed care often takes the form of co-ordinating treatment and rehabilitation for customers receiving disability benefits.

Minimum Continuing Capital and Surplus Requirement (MCCSR): A formula to determine the adequacy of an insurance company's capital, specified by the Office of the Superintendent of Financial Institutions Canada.

Morbidity rate: The likelihood that a person of a given age will suffer an illness or disability. The premium that a person pays for health insurance is based in part on the morbidity rate for that person's age group.

Mortality rate: The frequency with which death occurs among a defined group of people. The premium that a person pays for life insurance is based in part on the mortality rate for that person's age group.

New annualized premium: A measure of new sales, equal to the full first-year premium on all sales made during the year.

Non-participating life insurance: Life insurance issued on which policyholders do not share in any surplus earnings distributed by the company. No policy dividends are payable. The premium is based on an estimate of future costs and investment earnings very close to what the company feels most likely to occur, with a margin for contingencies and profit.

OSFI: Office of the Superintendent of Financial Institutions Canada. The federal agency responsible for regulating and supervising banks, insurance, trust, loan and investment companies and co-operative credit associations that are licensed or registered by the federal government.

Participating life insurance: Life insurance on which policyholders share in the surplus earnings attributable to the participating business. Policyholder dividends can be left on deposit in the policy as part of the cash value or can be used to purchase additional coverage, pay premiums or make loan payments.

Persistency: A measure of how long a policy or block of policies remains in force.

Policy liabilities: Amounts set aside today, which when combined with future premiums and investment income, will provide for future claims and expenses on in force policies.

Policyholder dividend: A refund to the policyholder each year of a portion of the premium based on the company's experience and anticipated costs. Policy dividends are not guaranteed but depend on mortality experience, investment earnings and other factors and may be increased or decreased at the discretion of the company.

Policyholder surplus: The excess of assets over liabilities in the participating policyholder account.

Premium income: The income from sales of insurance policies and retirement savings and income products.

RRIF: Registered retirement income funds. Savings plans which can be purchased using RRSP funds and pay out as long as the fund balance supports the payments. RRIF payments are taxable while the remaining funds are tax sheltered.

Reinsurance contracts: These contracts are legal agreements in which an insurer (cedant) transfers certain risks on insurance policies to another insurance company (the reinsurer).

RRSP: Registered Retirement Savings Plan. A plan enabling Canadian citizens to establish tax-sheltered accounts to accumulate money toward retirement. Income taxes on contributions and earnings are deferred until the funds are withdrawn.

Section 401(K) plan: In the United States, a type of employee retirement plan established by certain corporations.

Section 457 plan: In the United States, a type of employee retirement plan established by certain tax-exempt organizations.

Segregated funds: Investment funds managed separately from an insurance company's general funds, on behalf of clients. Unlike mutual funds, a percentage of the principal invested may be guaranteed in the event of the death of the investor.

Term life insurance: Insurance which provides protection for a specific length of time, such as one, five, 10 or 20 years. Most plans allow the policyholder to renew for another term or convert the policy to whole life insurance. The cost of term insurance increases as the policyholder ages. Term insurance does not generally have a cash value.

Universal life insurance: A whole life insurance product in which the mortality, investment and expense factors used to calculate premium rates and cash values are stated separately in the policy. Expense charges are deducted from the premium, and the balance is credited to the policy's cash value. Each month, the insurer deducts mortality costs from the cash value and credits the remainder of the cash value with interest. The policyholder can specify the premium amount, and change the death benefit after the policy has been issued, subject to restrictions established by the company.

Whole life insurance: Insurance which protects the policyholder throughout his or her lifetime, providing death benefits and building cash value. The policyholder may borrow funds against the value of the policy. The premium paying period may vary, e.g., payments may end after 20 years or at age 65. The cash value continues to build after premiums are fully paid. Also called traditional or permanent insurance.

Shareholder Information

Registered Office

100 Osborne Street North, Winnipeg, Manitoba R3C 3A5

Stock Exchange Listings

Symbol: GWO

The Common Shares, First Preferred Shares Series B, C and D, and
Class A Preferred Shares, Series 1 are listed on the Toronto Stock Exchange.

Transfer Agent and Registrar

Computershare Trust Company of Canada

11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1
6th Floor, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8
1800 avenue McGill College, Montreal, Quebec H3A 3K9
510 Burrard Street, Vancouver, British Columbia V6C 3B9
1190-201 Portage Avenue, Winnipeg, Manitoba R3B 3K6

Dividends

Common Shares and First Preferred Shares Series B, C and D – Dividend record dates are usually between the 14th and 17th of March, June, September and December. Dividends are usually paid the last day of each quarter.

Class A Preferred Shares, Series 1 – Dividend record dates are usually between the 14th and 17th of January, April, July and October. Dividends are paid on the last day of January, April, July and October.

Annual Meeting

April 25, 2002 at a location in Winnipeg as specified in the notice of meeting.

Investor Information

For financial information about Great-West Lifeco Inc., please contact:

Canadian Operations: Chief Financial Officer 204-946-7341
United States Operations: Chief Financial Officer 303-737-6770

For copies of the Annual or Quarterly Reports, contact the Secretary's Office
204-946-8366 or visit our Web site: www.greatwestlifeco.com

Common Share Investment Data*

	Market Price per Common Share ($)			Dividends	Dividend	Dividend
	High	Low	Close	Paid ($)	Payout Ratio	Yield**
2001	40.04	30.35	34.30	0.78	56.2%	2.2%
2000	42.00	16.70	37.15	0.65	37.8%	2.2%
1999	31.25	17.35	23.35	0.53	37.1%	2.2%
1998	27.13	16.75	26.00	0.44	37.6%	2.0%
1997	19.50	9.98	19.25	0.37	38.1%	2.5%
1996	11.44	7.19	10.63	0.295	35.8%	3.2%

** In September 1998, the Company's common shares were subdivided on a 2 for 1 basis. 1998 and previous year data are presented on a subdivided basis.*

*** Dividends as percent of average high and low market price.*

Designed and Produced by SUTTON JAVELIN Communications. Printed by Kromar Printing Ltd. Printed in Canada

GREAT-WEST
LIFECO INC.

GREAT-WEST LIFECO INC. ANNUAL REPORT 2001

E987(01)LIFECO|03/02